UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of

the Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant ☐

Filed by a party other than the Registrant ☒

Check the appropriate box:

☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material under §240.14a-12

lululemon athletica inc.

(Name of Registrant as Specified In Its Charter)

Dennis J. Wilson

Anamered Investments Inc.

LIPO Investments (USA), Inc.

Wilson 5 Foundation

Wilson 5 Foundation Management Ltd.

Five Boys Investments ULC

Shannon Wilson

Low Tide Properties Ltd.

House of Wilson Ltd.

Laura Gentile

Eric Hirshberg

Marc Maurer

(Name Of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒	No fee required

☐	Fee paid previously with preliminary materials

☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

Explanatory Note

This amended and restated proxy statement (this “Proxy Statement”) amends, supersedes and replaces entirely the definitive proxy statement filed with the Securities and Exchange Commission (the “SEC”) on April 10, 2026 (the “Original Proxy Statement”).

The Participants (as defined in this Proxy Statement) made the Original Proxy Statement available to the shareholders of lululemon athletica inc., a Delaware corporation (“lululemon” or the “Company”), in connection with the Participants’ solicitation of proxies at the 2026 Annual Meeting of Shareholders, which is scheduled to be conducted via live webcast accessible at a yet to be disclosed by the Company link, on a yet to be disclosed Company date and time (including any other meeting of shareholders held in lieu thereof, and adjournments, postponements, reschedulings or continuations thereof, the “Annual Meeting”).

As disclosed in the Original Proxy Statement, the Company had not yet definitively confirmed or otherwise communicated to the Participants the names and identities of the individuals that the Company would nominate for election at the Annual Meeting. On April 22, 2026, the last possible date for the Company to timely notify the Participants of the names of all the nominees for whom the Company intends to solicit proxies pursuant to Rule 14a-19(d) of the Securities Exchange Act of 1934, as amended, the Company’s counsel notified the Participants’ counsel of the Company’s intent to nominate Charles Bergh, Shane Grant and Teri List for election to the Company’s Board of Directors (the “Board”) and solicit proxies in support of the election of only those three individuals in connection with the Annual Meeting.

Four days later, on April 26, 2026, the Board appointed Esi Eggleston Bracey to the Board to serve as a Class I director, and Shane Grant informed the Board that he will no longer stand for re-election at the Annual Meeting. On April 28, 2026, the Company filed its preliminary proxy statement with the SEC in connection with the Annual Meeting and publicly disclosed (i) the Board’s appointment of Esi Eggleston Bracey and her nomination for election at the Annual Meeting, (ii) Shane Grant’s decision not to stand for re-election at the Annual Meeting and (iii) that shareholders will consider a proposal to amend lululemon’s 2023 Equity Incentive Plan (the “2023 Plan”) to increase the share reserve at the Annual Meeting. These developments do not change the Participants’ view on any of the proposals contained in the Proxy Statement, other than that the Participants intend to vote “AGAINST” the proposal to approve the amendment to the 2023 Plan.

The Company announced its nominees for election at the Annual Meeting and proposal to amend the 2023 Plan after the Original Proxy Statement and corresponding, previous GOLD Universal Proxy Card were filed with the SEC and made available to the Company’s shareholders. As disclosed in the Original Proxy Statement, if you voted “FOR” Shane Grant on the previous GOLD Universal Proxy Card, then your vote cast “FOR” Mr. Grant may be deemed invalid.

This updated Proxy Statement and the enclosed GOLD Universal Proxy Card are first being mailed to the Company’s shareholders on or about May 1, 2026. Shareholders should read this Proxy Statement in its entirety.

To ensure your votes are validly counted for the Annual Meeting, please vote via the Internet or by telephone, by following the instructions set forth on the enclosed GOLD Universal Proxy Card, or by completing, signing, dating and returning the enclosed GOLD Universal Proxy Card in its postage-paid envelope today.

DENNIS J. “CHIP” WILSON

May 1, 2026

Dear Fellow Shareholder:

Dennis J. “Chip” Wilson, Anamered Investments Inc., LIPO Investments (USA), Inc., Wilson 5 Foundation, Wilson 5 Foundation Management Ltd., Five Boys Investments ULC, Shannon Wilson, Low Tide Properties Ltd. and House of Wilson Ltd. (collectively, the “Wilson Group”) may be deemed to beneficially own an aggregate of 9,904,856 shares of common stock, $0.005 par value per share, of lululemon athletica inc., a Delaware corporation (“lululemon” or the “Company”), of which 5,115,961 are shares of lululemon’s special voting stock paired with an equal number of exchangeable shares of Lulu Canadian Holding, Inc., on a fully-converted basis. For the reasons set forth in the attached Proxy Statement, we believe changes to the composition of the Board of Directors of lululemon (the “Board”) and to lululemon’s governance policies are necessary so that lululemon operates in a manner consistent with the best interests of all shareholders.

We are seeking your support for the election of our director nominees—Laura Gentile, Eric Hirshberg and Marc Maurer (collectively, the “Wilson Nominees”)—as Class I directors to the Board at lululemon’s 2026 Annual Meeting of Shareholders, which is scheduled to be conducted via live webcast accessible at a yet to be disclosed by the Company link, on a yet to be disclosed Company date and time (including any other meeting of shareholders held in lieu thereof, and adjournments, postponements, reschedulings or continuations thereof, the “Annual Meeting”). We believe that the Board will benefit from the addition of the Wilson Nominees because their collective experience in brand building, product innovation and operations can help lululemon revitalize its once bold vision and maximize value for all shareholders.

We are also seeking your support for a non-binding proposal requesting that the Board take all necessary steps to declassify the Board (the “Declassification Proposal”). We believe that declassifying the Board will help enhance Board accountability to shareholders and improve lululemon’s governance and Board refreshment practices. We urge you to carefully consider the information contained in the attached Proxy Statement and support our efforts by voting via the Internet or by telephone, by following the instructions set forth on the enclosed GOLD Universal Proxy Card, or by completing, signing, dating and returning the enclosed GOLD Universal Proxy Card in its postage-paid envelope today.

Pursuant to the universal proxy rules adopted by the Securities and Exchange Commission, the enclosed GOLD Universal Proxy Card also includes the names of the Company’s nominees. As the Wilson Group is using a “universal” proxy card, there is no need to use the Company’s white proxy card or voting instruction form, regardless of how you wish to vote. We ask that you only cast your votes “FOR” Ms. Gentile, Mr. Hirshberg and Mr. Maurer and “WITHHOLD” your votes on each of the Company’s nominees. We also ask you to vote “FOR” the Declassification Proposal, which would show shareholder support for the Board implementing a modern governance structure. If you have already voted for the incumbent management slate on the Company’s white proxy card, then you can change your vote by (i) voting via the Internet or by telephone, (ii) completing, signing, dating and returning a later-dated GOLD Universal Proxy Card or (iii) voting virtually at the Annual Meeting. Any earlier voted proxies will then be disregarded.

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, Innisfree M&A Incorporated, at its address and at the toll-free numbers listed below.

Thank you for your support,

/s/ Dennis J. “Chip” Wilson
Dennis J. “Chip” Wilson

If you have any questions or need assistance in voting your GOLD Universal Proxy Card, or need additional copies of the Wilson Group’s proxy materials, please contact:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Shareholders May Call Toll Free: (877) 687-1874

Banks and Brokers Call Collect: (212) 750-5833

2026 ANNUAL MEETING OF SHAREHOLDERS

OF

LULULEMON ATHLETICA INC.

PROXY STATEMENT

OF

DENNIS J. “CHIP” WILSON

PLEASE VOTE VIA THE INTERNET OR BY TELEPHONE USING THE ENCLOSED GOLD UNIVERSAL PROXY CARD OR BY COMPLETING, SIGNING, DATING AND RETURNING THE ENCLOSED GOLD UNIVERSAL PROXY CARD TODAY

Dennis J. “Chip” Wilson, Anamered Investments Inc. (“Anamered”), LIPO Investments (USA), Inc. (“LIPO”), Wilson 5 Foundation (“Wilson 5”), Wilson 5 Foundation Management Ltd. (“Wilson 5 Trustee”), Five Boys Investments ULC (“Five Boys”), Shannon Wilson, Low Tide Properties Ltd. (“Low Tide”) and House of Wilson Ltd. (“House of Wilson” and collectively, the “Wilson Group”) may be deemed to beneficially own an aggregate of 9,904,856 shares of common stock, $0.005 par value per share (the “Common Stock”), of lululemon athletica inc., a Delaware corporation (“lululemon” or the “Company”), of which 5,115,961 are shares of lululemon’s special voting stock (the “Special Voting Stock”) paired with an equal number of exchangeable shares of Lulu Canadian Holding, Inc. (the “Exchangeable Shares” and together with the Special Voting Stock, the “Exchangeable and Special Voting Shares”), on a fully-converted basis. For the reasons set forth in this amended and restated Proxy Statement (this “Proxy Statement”), we believe changes to the composition and structure of the Board of Directors of lululemon (the “Board”) are necessary so that the Company can operate in a manner consistent with the best interests of all shareholders. This Proxy Statement and the enclosed GOLD Universal Proxy Card are first being made available to shareholders on or about May 1, 2026.

We are seeking your support at lululemon’s 2026 Annual Meeting of Shareholders, which is scheduled to be conducted via live webcast accessible at a yet to be disclosed by the Company link, on a yet to be disclosed Company date and time1 (including any other meeting of shareholders held in lieu thereof, and adjournments, postponements, reschedulings or continuations thereof, the “Annual Meeting”). We are soliciting proxies from lululemon’s shareholders on the following matters:

•

The election of each of our director nominees—Laura Gentile, Eric Hirshberg and Marc Maurer (each, a “Wilson Nominee” and collectively, the “Wilson Nominees”)—to the Board, each to serve as a Class I director on the Board for a three-year term expiring at the 2029 Annual Meeting of Shareholders, and until his or her respective successor is duly elected and qualified, or until earlier resignation or removal (Proposal 1);

•

The Wilson Group’s non-binding, advisory shareholder proposal requesting that the Board take all necessary steps to declassify the Board (Proposal 2, also referred to as the “Declassification Proposal”);

•	lululemon’s proposal to ratify the selection of PricewaterhouseCoopers LLP (“PwC”) as lululemon’s independent registered accounting firm for the fiscal year ending January 31, 2027 (Proposal 3);

•	lululemon’s non-binding, advisory proposal to approve the compensation of lululemon’s named executive officers (Proposal 4); and

[1]

The Company has not yet disclosed the date, time and link for the Annual Meeting. Accordingly, we have omitted such information from this Proxy Statement, which is expected to be included in the Company’s definitive proxy statement relating to the Annual Meeting. Once the Company publicly discloses such date, time and link, the Wilson Group intends to supplement this Proxy Statement with such information and file revised definitive materials with the Securities and Exchange Commission (the “SEC”).

•	lululemon’s proposal to approve an amendment to lululemon’s 2023 Equity Incentive Plan (the “2023 Plan”) to increase the share reserve (Proposal 5).

In addition, shareholders may consider such other matters as may properly come before the Annual Meeting.

We urge you to carefully consider the information contained in this Proxy Statement and support our efforts by voting via the Internet or by telephone, by following the instructions set forth on the enclosed GOLD Universal Proxy Card, or by completing, signing, dating and returning the enclosed GOLD Universal Proxy Card in its postage-paid envelope today.

Pursuant to the universal proxy rules adopted by the SEC, the enclosed GOLD Universal Proxy Card also includes the names of the Company’s nominees. As the Wilson Group is using a “universal” proxy card, there is no need to use the Company’s white proxy card or voting instruction form, regardless of how you wish to vote. We ask that you only cast your votes “FOR” each of Ms. Gentile, Mr. Hirshberg and Mr. Maurer and “WITHHOLD” your votes on each of the Company’s nominees on the enclosed GOLD Universal Proxy Card. We also ask you to vote “FOR” the Declassification Proposal, which would show support for the implementation of a governance structure consistent with most S&P 500 companies and increase accountability to shareholders.

Shareholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications and other information concerning the Company’s nominees. You may access the Company’s proxy statement without cost on the SEC’s website. There is no assurance that any of the Company’s nominees will serve as directors if one or more of the Wilson Nominees are elected.

If you have already voted on the Company’s white proxy card, then you have every right to change your vote by (i) voting via the Internet or by telephone, by following the instructions on the GOLD Universal Proxy Card, (ii) completing, signing, dating and returning a later-dated GOLD Universal Proxy Card in the postage-paid envelope provided or (iii) voting virtually at the Annual Meeting.

If your shares are registered in more than one name, then the GOLD Universal Proxy Card should be signed and dated by all such persons to ensure that all shares are voted for each of the Wilson Nominees and the Declassification Proposal.

This Proxy Statement is soliciting proxies “FOR” the election of each of the Wilson Nominees and “FOR” the Declassification Proposal. We make no recommendation with respect to Proposal 3, Proposal 4 and Proposal 5 and we intend to vote our shares “FOR” Proposal 3, “AGAINST” Proposal 4 and “AGAINST” Proposal 5. See “Voting and Proxy Procedures” below for additional information.

The Company has set a yet to be disclosed by the Company date as the Record Date (the “Record Date”) for determining shareholders entitled to notice of, and to vote at, the Annual Meeting.2 Shareholders of record of Common Stock or Special Voting Stock at the close of business on the Record Date will be entitled to notice of, and to vote at, the Annual Meeting. It is anticipated that the Company’s definitive proxy statement will state the number of shares of Common Stock and of the Special Voting Stock issued and outstanding, each as of the Record Date. Each share of Common Stock and each share of Special Voting Stock is entitled to one vote on each matter presented at the Annual Meeting. Holders of both classes will vote together as a single class. The principal executive offices of the Company are located at 1818 Cornwall Avenue, Vancouver, British Columbia, Canada, V6J 1C7. Holders of shares as of the Record Date are urged to submit the GOLD Universal Proxy Card, even if such shares have been sold after that date.

[2]

The Company has not yet publicly disclosed the Record Date, or the number of shares outstanding as of the Record Date, for the Annual Meeting. Accordingly, we have omitted such information from this Proxy Statement, which is expected to be included in the Company’s definitive proxy statement relating to the Annual Meeting. Once the Company publicly discloses the Record Date and the number of shares outstanding as of the Record Date, the Wilson Group intends to supplement this Proxy Statement with such information and file revised definitive materials with the SEC.

If you have any questions or need assistance in voting your GOLD Universal Proxy Card, or need additional copies of the Wilson Group’s proxy materials, please contact Innisfree M&A Incorporated (“Innisfree”) by phone at (877) 687-1874 (toll-free for shareholders) or (212) 750-5833 (collect for banks, brokers and other nominees).

The solicitation is being made by the Wilson Group, Ms. Gentile, Mr. Hirshberg and Mr. Maurer, and not on behalf of the Board or management of the Company. Other than as described in this Proxy Statement, we are not aware of any other matters to be brought before the Annual Meeting. Should other matters, which we are not made aware of within a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies in the enclosed GOLD Universal Proxy Card will vote on such matters in their discretion.

THE WILSON GROUP URGES YOU TO VOTE “FOR” EACH OF THE WILSON NOMINEES AND THE DECLASSIFICATION PROPOSAL VIA THE INTERNET OR BY TELEPHONE, BY FOLLOWING THE INSTRUCTIONS ON THE GOLD UNIVERSAL PROXY CARD, OR BY COMPLETING, SIGNING, DATING AND RETURNING THE GOLD UNIVERSAL PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SINCE THE COMPANY HAD YET TO DEFINITIVELY CONFIRM OR OTHERWISE COMMUNICATE THE NAMES AND IDENTITIES OF THE INDIVIDUALS THAT THE COMPANY WOULD NOMINATE FOR ELECTION AT THE ANNUAL MEETING WHEN THE PARTICIPANTS FILED THEIR DEFINITIVE PROXY STATEMENT (THE “ORIGINAL PROXY STATEMENT”), AND THE PREVIOUS GOLD UNIVERSAL PROXY CARD, WITH THE SEC ON APRIL 10, 2026, ANY VOTE “FOR” SHANE GRANT ON THE PREVIOUS GOLD UNIVERSAL PROXY CARD MAY BE DEEMED INVALID.

YOU MAY HAVE ALREADY RECEIVED, OR WILL SOON RECEIVE, A WHITE PROXY CARD FROM THE COMPANY. PLEASE RETURN ONLY THE ENCLOSED GOLD UNIVERSAL PROXY CARD. WE URGE YOU TO DISREGARD AND NOT RETURN ANY WHITE COMPANY PROXY CARD UNDER ANY CIRCUMSTANCES. ONLY THE LATEST-DATED, VALIDLY EXECUTED PROXY CARD YOU SUBMIT COUNTS. EVEN IF YOU RETURN THE COMPANY’S WHITE PROXY CARD MARKED “WITHHOLD” AS A PROTEST AGAINST THE COMPANY’S NOMINEES, IT WILL REVOKE ANY GOLD UNIVERSAL PROXY CARD YOU MAY HAVE PREVIOUSLY SENT TO US. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO ITS EXERCISE AT THE ANNUAL MEETING BY (I) DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER-DATED, VALIDLY EXECUTED PROXY FOR THE ANNUAL MEETING, (II) VOTING VIA THE INTERNET OR BY TELEPHONE, BY FOLLOWING THE INSTRUCTIONS ON THE GOLD UNIVERSAL PROXY CARD OR (III) VOTING VIRTUALLY AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting

This Proxy Statement and the GOLD Universal Proxy Card are available at

www.creativityfirstlulu.com/.

BACKGROUND TO THE SOLICITATION

This summary describes certain significant events and communications between the Wilson Group and the Company through the date of this Proxy Statement in connection with Mr. Wilson’s nomination of the Wilson Nominees for election to the Board at the Annual Meeting. It does not purport to catalogue every event involving the Wilson Group and the Company or every conversation of the Wilson Group and its representatives, and its advisors on the one hand, and members of the Board, the Company’s management, or the Company’s advisors, on the other hand.

Mr. Wilson founded the Company in 1998, executed on the Company’s visionary strategy as Chief Executive Officer (“CEO”) from 1998 – 2005, oversaw the Company’s initial public offering in 2007 and provided oversight as a Board member from his founding of the Company through 2015. Since 2015, Mr. Wilson’s affiliation with the Company has been as a major shareholder and founder. He remains the largest non-institutional shareholder of the Company, holding approximately 8.6% of the outstanding shares. Mr. Wilson was a director for lululemon’s first seven and a half years as a public company, serving as Chair of the Board during most of that time. While he was a director, lululemon shares generated a total shareholder return (“TSR”) of 368%, massively outperforming the S&P 500’s 63% TSR.3 In recent years, Mr. Wilson has been frustrated by the Company’s strategic direction, including what he sees as the erosion of its creative and technical edge and a series of decisions that undermined the brand’s premium position. In Mr. Wilson’s estimation, these strategic oversight failures have now led to a significant erosion of shareholder value. In May 2025, following years of Mr. Wilson sharing his frustration with members of the Board when opportunities to speak with them were provided to him, Mr. Wilson again met with members of the Board, urging a renewed emphasis on product, creativity and brand reputation within the Board and management to enhance growth at the Company.

On October 7, 2025, after Mr. Wilson became convinced that his concerns communicated privately with members of the Board were not being addressed, Mr. Wilson published a full-page ad in The Wall Street Journal titled “lululemon: in a Nosedive,” criticizing lululemon’s strategic direction and asserting that the Company had lost its product-led focus, and pushing for the same changes he had outlined in the May meeting.

On November 17, 2025, Mr. Wilson, John James (JJ) Wilson (“Mr. J. Wilson”), Officer at House of Wilson, and Jason Gaede, President of House of Wilson, met with Martha (Marti) Morfitt, Chair of the Board, Shane Grant, Alison Loehnis, Isabel Mahe and Teri List—fellow directors on the Board—and Howard Tubin, VP of Investor Relations at the Company, to discuss Mr. Wilson’s ad published in The Wall Street Journal.

In considering how best to achieve change at the Company, Mr. Wilson was mindful that the Board could react to an attempt by him to rejoin the Board as the founder/former CEO. He recognized that this could result in the Board becoming overly focused on his presence as a potential nominee and lose sight of what would objectively benefit all shareholders. Notably, Mr. Wilson also had concerns around the Board’s unique dynamic that, in his assessment, might exacerbate closed-mindedness to his ideas. That is that the Board’s composition consists of substantial professional overlap with Advent International, L.P. (“Advent”) where the Lead Director of the Board (the “Lead Director”) serves as a Managing Partner.4 Four directors, of the nine total directors at the time, who hold nearly every influential Board role, have ties to Advent. Three of those four directors also serve on the board of directors of Olaplex Holdings, Inc. (“Olaplex”), a publicly traded company that is majority-owned by Advent.5 Considering those factors, Mr. Wilson determined that the best way to achieve positive change for all lululemon shareholders was to exclude himself from a potential nominee slate, and proceeded to search for independent director nominees.

[3]	TSR calculated from July 27, 2007 through February 2, 2015, which was the last day of Mr. Wilson’s service as a director on the Board. FactSet.
[4]	Advent ceased to have a reportable position in lululemon stock in 2019.
[5]

Olaplex has entered into a definitive agreement to be acquired by Henkel AG & Co. KGaA, announced March 26, 2026. Upon completion of the transaction, which is expected to close as soon as the second half of 2026, Olaplex will no longer be listed on Nasdaq and Advent will fully exit its investment in Olaplex.

On December 3, 2025, the Wilson Group’s counsel delivered a letter to the Company (the “December 3 Letter”) requesting the Company’s form director questionnaire (the “Questionnaire”) referenced in the Bylaws be provided no later than December 5, 2025. The December 3 Letter also requested confirmation that the Company does not believe any other materials are required to be requested of the Company in connection with making shareholder nominations.

On December 7, 2025, the Company’s counsel delivered a letter to the Wilson Group’s counsel, in response to the December 3 Letter, acknowledging receipt of the request and stating that the Company was updating the

Questionnaire for the upcoming year, a process expected to be completed on or by December 12, 2025. The Company’s counsel did not respond as to whether any other materials would be required to be requested of the Company in connection with making shareholder nominations.

On December 9, 2025, the Wilson Group’s counsel sent a letter (the “December 9 Letter”) to the Company’s counsel, expressing that a form document such as the Questionnaire should be readily available, the belief that the Company’s timing to update the Questionnaire was neither coincidental nor random, and requesting the form director questionnaire for the prior year (2025) annual meeting be provided by December 10, 2025. The December 9 Letter reiterated the request from the December 3 Letter regarding confirmation of any other materials required to be requested of the Company in connection with making shareholder nominations.

Also on December 9, 2025, Mr. Wilson emailed Ms. Morfitt, expressing his interest in having a conversation between them privately to address performance issues faced by the Company and reach a resolution quickly. Ms. Morfitt replied via email and set a date for December 15, 2025 to meet.

On December 10, 2025, the Company’s counsel emailed a copy of the Questionnaire to the Wilson Group’s counsel. As of the date of this Proxy Statement, the Company’s counsel has not confirmed whether it believed any other materials would be required to be requested of the Company in connection with making shareholder nominations, as requested in the December 3 Letter and the December 9 Letter.

On December 11, 2025, the Company issued a press release announcing that Calvin McDonald would step down as CEO and as a director, effective January 31, 2026. The Company also announced that Ms. Morfitt would become Executive Chair of the Board, and that Meghan Frank, Chief Financial Officer and André Maestrini, Chief Commercial Officer, would serve as interim co-CEOs, while the Company looked for a new CEO. The Company did not disclose whether, prior to the announcement of Mr. McDonald’s departure, the Board had implemented any formal succession process to facilitate a timely transition from Mr. McDonald to his eventual successor.

On December 12, 2025, Mr. Wilson issued a press release (the “December 12 Press Release”) making clear his belief that Mr. McDonald’s announcement amounted to the Company’s latest failure to effectively manage a succession plan, and reiterated his belief in the need for the Company to add refreshed, experienced directors who can advise on the CEO selection process and hold management accountable to restore shareholder value.

Also on December 12, 2025, Mr. Wilson emailed Ms. Morfitt, noting that he remained focused on having a constructive dialogue with the Company, including discussion of the CEO succession process.

On December 15, 2025, Mr. Wilson, Mr. J. Wilson and Mr. Gaede met with Ms. Morfitt and Mr. Tubin to discuss Board refreshment and propose the Wilson Group’s framework for a constructive resolution to create long-term shareholder value (the “Wilson Group December 15 Proposal”). The meeting lasted approximately twenty minutes. The Wilson Group December 15 Proposal called for three new, independent directors to be added to the Board, and for four incumbent directors to step off the Board over a multi-year period, including the departure of David Mussafer and Mr. Grant. The Wilson Group December 15 Proposal also called for the formation of two new committees that the Wilson Group believed were necessary to turn the Company around, and each of which would feature at least two of the new directors, with one of the new directors serving as the Chair of the Corporate Responsibility, Sustainability, and Governance Committee of the Board (the “CRS&G

Committee”). The Wilson Group December 15 Proposal reflected the Wilson Group’s view that meaningful Board refreshment was necessary to restore effective oversight of the Company’s creative engine and premium brand positioning. Also included was a proposal to declassify the Board.

Also, on December 15, 2025, Mr. Wilson filed Amendment No. 11 to his Schedule 13D with the SEC, disclosing both the December 12 Press Release and that while he has attempted to constructively engage with the Company on Board refreshment, the absence of an ability to arrive at an agreeable framework could compel Mr. Wilson to take additional actions to demonstrate his commitment to refreshing the Board.

On December 16, 2025, Mr. Gaede emailed Ms. Morfitt, providing a copy of the Wilson Group December 15 Proposal, and, given the Company’s approaching December 30th deadline to submit a notice of intent to nominate directors, urged the Board to engage in a meaningful dialogue regarding the Wilson Group December 15 Proposal to avoid a proxy contest.

Despite the Wilson Group making clear its willingness to participate in a proxy contest if the Board did not reach a constructive resolution with it, from the time that the Wilson Group made the December 15 Proposal until December 29, 2025, the Company took no steps apparent to the Wilson Group toward an amicable resolution or even substantive engagement.

On December 29, 2025, Mr. Wilson submitted to the Company a 398-page notice of intent to nominate each of the Wilson Nominees to the Board and to submit the Declassification Proposal for shareholders to consider at the Annual Meeting. The same day, Mr. Wilson issued a press release announcing his nomination of the Wilson Nominees to the Board and the submission of the Declassification Proposal (the “December 29 Press Release”), highlighting the Wilson Nominees’ qualifications and brand-led experience that the Wilson Group believes is necessary to hold management accountable, restore the Company’s ability to execute, and rebuild shareholder trust. The December 29 Press Release noted that the recent CEO change announcement was the third failure of Board oversight involving CEO turnover with no clear succession plan in place. Mr. Wilson was obligated to make his nominations public to meet his public disclosure obligations considering he is a Schedule 13D filer with respect to the Company.

Also on December 29, 2025, Mr. Wilson emailed Ms. Morfitt, stating that, due to the Company’s lack of engagement with the Wilson Group’s proposal, he felt he had no other option to create meaningful change for shareholders other than through nominating the Wilson Nominees and submitting the Declassification Proposal. He also reiterated his commitment to reaching a sensible resolution and encouraged continued engagement.

On December 30, 2025, Mr. Wilson filed Amendment No. 12 to his Schedule 13D with the SEC, disclosing his intent to nominate the Wilson Nominees to the Board and the Declassification Proposal, as well as the issuance of the December 29 Press Release.

On January 15, 2026, Mr. Wilson emailed Ms. Morfitt, asking to share his perspective on the Company’s CEO search process. Mr. Wilson and Ms. Morfitt scheduled a time on January 26, 2026, to meet.

On January 20, 2026, Mr. Wilson emailed Ms. Morfitt a list of topics he hoped to cover during the January 26, 2026 meeting. Mr. Wilson also reiterated that the meeting could be an opportunity for the Company to determine whether it wished to pursue a constructive path forward with the Wilson Group.

Also on January 20, 2026, the Company temporarily removed its “Get Low” product line from the North American website following customer complaints regarding the transparency and performance of the leggings, just one week after the collection’s initial launch on January 13, 2026. In response, a Company spokesperson suggested that the pause in online sales was, in part, to “improve product education.” The Company’s stock price fell 6.5% on January 20, 2026.6

[6]	Intraday trading data from market close on January 16, 2026 through market close on January 20, 2026. FactSet.

On January 21, 2026, Mr. Wilson posted on LinkedIn, in response to the Company’s failed launch of the “Get Low” product line, critiquing the Board’s lack of experience in creative businesses and its perceived disinterest in product development and quality.

On January 22, 2026, the Company resumed selling the “Get Low” collection, telling customers to wear a size larger than normal and pair the leggings with “skin-tone, seamless underwear.”7 To the Wilson Group, the failed “Get Low” launch, coupled with recent product launch challenges in shoes, was emblematic of a broader decline in creative leadership in product innovation and brand stewardship at the Company. The 2024 recall of lululemon’s “Breezethrough” leggings, plus the Disney partnership and the acquisition of Mirror, are a few more examples that the Wilson Group believes demonstrate the lack of creative leadership at the Company.

On January 26, 2026, Mr. Wilson, Mr. J. Wilson and Mr. Gaede met with Ms. Morfitt and fellow directors Kathryn Henry and Emily White to discuss a path toward a resolution. The Company’s representatives did not offer any feedback or counter-proposal in response to the still-outstanding Wilson Group December 15 Proposal. They instead indicated that the Company was in a well-advanced process to potentially add multiple individuals to the Board without engagement with Mr. Wilson. They also stated that during such process the Board had found several highly qualified director candidates who declined to join the Board until the proxy contest had been resolved.

On January 27, 2026, Mr. Wilson emailed Ms. Morfitt, expressing his concern that the Company would potentially add multiple new directors without shareholder input. Mr. Wilson also communicated that the Wilson Group would make the Wilson Nominees available for interviews as part of reaching a negotiated solution, but that the Company’s continued lack of acknowledgement of the Wilson Group December 15 Proposal caused the Wilson Group to express reservations as to the Board’s interest in being collaborative.

On January 28, 2026, the Wilson Group’s counsel submitted a demand (the “220 Demand”) to the Company’s counsel to inspect books and records of the Company pursuant to Section 220 of the Delaware General Corporation Law that is customary to make in proxy contests and an accompanying administerial and traditional agreement in connection with the 220 Demand.

On January 30, 2026, Ms. Morfitt emailed Mr. Wilson, stating that the Board could not have a discussion about an amicable resolution with the Wilson Group without the Board first being comfortable with the Wilson Nominees. Ms. Morfitt did not communicate any willingness to engage in discussions related to the Wilson Group’s Declassification Proposal, despite this proposal being completely unrelated to the Wilson Nominees.

On February 3, 2026, in an effort to move the conversation forward and recognizing again that certain members of the Board may have personal opinions about Mr. Wilson that could delay the achievement of a sensible resolution, Mr. Wilson asked Mr. Maurer to assist in reaching that resolution. Mr. Wilson emailed Ms. Morfitt (the “February 3 Email”), noting that the Board could negotiate a non-binding framework while concurrently interviewing the Wilson Nominees, just as the Board had previously determined to pursue certain governance changes and then start interviews for its own unilateral refreshment initiative. Mr. Wilson’s email also introduced Ms. Morfitt to Mr. Maurer. Later that day, Mr. Maurer emailed Ms. Morfitt to introduce himself and set up a meeting between himself and members of the Board to discuss his perspective on the Company and desire to help Mr. Wilson and the Board reach a sensible resolution.

On February 4, 2026, the Company’s counsel sent a letter to the Wilson Group’s counsel in response to the 220 Demand, conditioning the Company’s production of such shareholder materials on the execution of the Company’s version of an administerial and traditional agreement in connection with the 220 Demand and the payment via wire transfer (using the wire instructions to be provided by the Company) covering the costs of producing the shareholder materials.

[7]	“[l]ululemon resumes selling ‘see through’ legging—with special advice on how to wear them”; New York Post, January 22, 2026.

On February 10, 2026, Mr. Maurer met via video conference with Ms. Morfitt to introduce himself and provide his perspective on the Company.

On February 13, 2026, the Wilson Group’s counsel met via video conference with the Company’s counsel, during which the Wilson Group’s counsel inquired whether the Company had interest in pursuing progress in its discussions with Mr. Wilson regarding a potential resolution. The Company’s counsel suggested that Mr. Maurer’s meeting with Ms. Morfitt had been viewed as productive from the Company’s perspective, and that the Wilson Group should expect to hear from Ms. Morfitt in the coming days.

On February 16, 2026, Ms. Morfitt emailed Mr. Wilson, letting him know that “it was very helpful to get [Mr. Maurer’s] perspective on the business” and expressed her interest in introducing Mr. Maurer to other members of the CRS&G Committee.

On February 17, 2026, Mr. Wilson emailed Ms. Morfitt, noting that he was supportive of Mr. Maurer meeting with the CRS&G Committee and in parallel, asking to discuss the Wilson Group December 15 Proposal, and offering times to meet with Ms. Morfitt and other Board members for such discussion.

On February 24, 2026, Mr. C. Wilson, Mr. J. Wilson and Mr. Gaede met with Ms. Morfitt, Ms. Henry and Mr. Tubin, during which the Company representatives proposed for the first time since the Wilson Group December 15 Proposal—nine weeks earlier—a potential counter-framework for a resolution (the “Company February 24 Proposal”), as discussed below. In that meeting, Ms. Morfitt read from a letter that outlined generic commitments to director refreshment.

On February 25, 2026, Mr. Maurer met via video conference with Mr. Mussafer and Ms. White, to introduce himself to them and further provide his perspective on the Company. The Wilson Group was concerned to discover that Mr. Mussafer was involved in this interview, as he was a candidate whose election this year was being contested by the Wilson Group.

Also on February 25, 2026, Ms. Morfitt emailed Mr. Wilson a copy of the Company February 24 Proposal, which was even less definitive than what was shared in the meeting. The Company February 24 Proposal indicated openness to some unspecified director refreshment over a period of multiple years and a phased declassification of the Board over time. The only concrete terms in the Company February 24 Proposal were strong non-disparagement and standstill restrictions on Mr. Wilson, spanning multiple years. In the Wilson Group’s view, the Company’s response did not address the underlying need to reinvigorate the Company’s creative leadership necessary to effect a turnaround of the Company. Further, the Wilson Group was concerned that the ask for a multi-year non-disparagement agreement reflected the possibility that certain directors could hold personal beliefs about Mr. Wilson that could complicate the Board’s ability to reach a sensible resolution.

On February 27, 2026, Mr. Wilson issued an open letter to shareholders (the “February Open Letter”), describing his views that the Company’s long overdue response to the Wilson Group December 15 Proposal did not reflect serious engagement toward arriving at a constructive resolution, and expressing concerns about the Board’s independence, which Mr. Wilson believes underscores the need for meaningful Board refreshment endorsed by the Company’s shareholders to effectuate substantial change.

Also on February 27, 2026, Mr. Wilson emailed Ms. Morfitt, noting his disappointment in what he viewed as the Board’s lack of engagement, but that he still hoped to work with the Board towards a constructive resolution and would send over a more detailed response to the Company February 24 Proposal and views on how to proceed with Board interviews of Ms. Gentile and Mr. Hirshberg.

Later that day, the Company issued a public statement, inaccurately alleging that Mr. Wilson was unwilling to have a constructive dialogue with the Board and that Mr. Wilson would not allow the Board to meet with the Wilson Nominees unless the Board agreed to a full set of settlement terms. That was inaccurate if not deliberately dishonest, in the Wilson Group’s view, as Mr. Wilson noted that the Board could negotiate a non-binding framework while concurrently interviewing the Wilson Nominees in his February 3 email.

The same day, Mr. Wilson filed Amendment No. 13 to his Schedule 13D with the SEC, disclosing the February Open Letter, as well as his beliefs that the Company’s responsive public statement misstates the factual background of the interactions between the Company and Mr. Wilson and that the Board should have taken more time to reflect on the factual and reasonable criticism in the February Open Letter, instead of issuing a reactive and defensive statement, if the Board actually desired to reach a constructive resolution.

On February 27, 2026—more than four weeks after the Wilson Group’s counsel submitted the 220 Demand—the Company provided the standard information necessary for Mr. Wilson to make payment for the books and records demand, a prerequisite to receiving such shareholder materials.

On March 5, 2026, Mr. Wilson issued a press release (the “March 5 Press Release”). The March 5 Press Release announced the launch of the campaign website, CreativityFirstlulu.com (the “Creativity First lulu Website”), which sets forth certain steps that Mr. Wilson believes the Company should take to restore investor confidence, including empowering creative leadership, improving the knowledge and systems that can deliver quality products more quickly, avoiding chasing revenue at the expense of brand value, and recommitting to the Company’s original muse. The Creativity First lulu Website also highlights the Wilson Nominees as three highly qualified independent director candidates.

Also on March 5, 2026, Mr. Wilson emailed Ms. Morfitt, reiterating his preference to reach a resolution privately. Mr. Wilson also stated that although the Company had requested a multi-year standstill period in the Company February 24 Proposal, which he believed departed from typical market practice, the Wilson Group would be willing to agree to this term if the agreed framework reflected meaningful governance and Board composition changes as set forth in an updated framework for potential settlement proposed by Mr. Wilson (the “Wilson Group March 5 Proposal”). The Wilson Group March 5 Proposal was similar to the Wilson Group December 15 proposal, providing further specifics on key topics and a more prescriptive approach to the committee points, while reiterating Board refreshment as the main priority. Mr. Wilson also offered to make Wilson Nominees, Ms. Gentile and Mr. Hirshberg, available for the Board to interview as a show of good faith toward moving constructive conversations forward.

On March 6, 2026, Ms. Morfitt emailed Mr. Wilson, stating that the Wilson Group and the Board were “far apart” and asked that Ms. Gentile and Mr. Hirshberg be available to speak with members of the Board.

On March 9, 2026, Mr. Wilson emailed Ms. Morfitt, acknowledging the Board’s position that the Wilson Group and the Board were “far apart” and his view that the lack of specificity in the Company February 24 Proposal did not represent a reasonable basis for continued constructive engagement. The Board’s position reflected Mr. Wilson’s concern that the Board was not interested in constructive engagement and therefore proceeding with the Board interviews of the Wilson Nominees was not appropriate absent the Board working to narrow the gap between the parties’ positions and proposed several times for further discussions regarding a potential framework for resolution.

Also on March 9, 2026, Mr. Wilson filed Amendment No. 14 to his Schedule 13D with the SEC, disclosing the March 5 Press Release and the launch of the Creativity First lulu Website.

On March 12, 2026, Mr. Wilson issued a press release (the “March 12 Press Release”), setting forth Mr. Wilson’s views regarding the need for meaningful Board refreshment to support visionary leadership and the success of the Company’s next CEO.

Later on March 12, 2026, Ms. Morfitt responded to Mr. Wilson’s March 9 email, stating that she would be open to meeting with Mr. Wilson following the Company’s release of fourth quarter and full-year fiscal 2025 earnings on March 17, 2026 and that the Board was open to working with the Wilson Group’s nomination of the Wilson Nominees and the Declassification Proposal.

On March 13, 2026, Mr. Wilson emailed Ms. Morfitt, underscoring his commitment to constructive engagement and proposed, as a gesture of good faith, that members of the Board meet with two of the Wilson

Nominees, Ms. Gentile and Mr. Hirshberg, and that representatives from the Wilson Group and the Company hold a series of in-person meetings during the following week to discuss the Wilson Group March 5 Proposal.

Also on March 13, 2026, the Board unilaterally appointed Chip Bergh as a director. The same day, Mr. Mussafer informed the Board that he would not stand for election at the Annual Meeting. The Wilson Group believes that both of these events were the direct result of its public and private campaign for change at the Company and a clear acknowledgement by the Company that change is needed. However, even after the Company’s incremental refreshment steps, the Wilson Group believes the central issue remains unchanged: lululemon has yet to demonstrate a credible plan to restore the vision and creativity that had historically driven its success.

On March 15, 2026, Ms. Morfitt emailed Mr. Wilson, suggesting times for Ms. Gentile and Mr. Hirshberg to meet with members of the Board, and times for Mr. Wilson to meet with Ms. Morfitt and Ms. Henry on March 25, 2026 to work towards a productive resolution. Mr. Wilson replied to Ms. Morfitt the same day, confirming the meeting between himself and Ms. Morfitt and Ms. Henry and introducing Ms. Morfitt to Ms. Gentile and Mr. Hirshberg. Between March 19, 2026, and March 25, 2026, the Wilson Nominees gave interviews with members of the Board.

On March 16, 2026, Mr. Wilson filed Amendment No. 15 to his Schedule 13D with the SEC, disclosing the March 12 Press Release.

On March 17, 2026, Mr. Wilson issued a press release (the “March 17 Press Release”) ahead of the Company’s fourth quarter and full year fiscal 2025 earnings call highlighting his concerns regarding the Company’s brand and creative strategy and encouraging shareholders to evaluate management’s responses to questions he raised about product innovation, degradation of the brand’s premium position and the Company’s financial performance.

Later on March 17, 2026, the Company issued its fourth quarter and full year fiscal 2025 earnings, including that fourth quarter 2025 Americas comparable sales were down—making it the eighth consecutive quarter of decreasing or flat comparable sales. The Company also publicly disclosed Mr. Bergh’s unilateral appointment to the Board and Mr. Mussafer’s decision not to stand for re-election at the Annual Meeting. Prior to the announcement of Mr. Bergh’s appointment, the Company did not engage with the Wilson Group nor invite the Wilson Group to meet with Mr. Bergh during the interview process, a decision by the Company that the Wilson Group believes is another indication of the Company’s reluctance to authentically pursue a constructive resolution with the Wilson Group.

On March 18, 2026, Mr. Wilson issued a press release (the “March 18 Press Release”), setting forth Mr. Wilson’s views that, while incremental Board refreshment is a step in the right direction, governance issues remain at the Company, and coupled with the Company’s outlook for fiscal year 2026 indicating no meaningful change in trajectory, underscore the continuing need for substantial refreshment at the Board level.

On March 19, 2026, Mr. Wilson filed Amendment No. 16 to his Schedule 13D with the SEC, disclosing the March 17 Press Release and March 18 Press Release.

On March 19, 2026, Mr. Wilson emailed Ms. Morfitt, expressing openness to work with the Board to find a path forward on how to best structure governance, while protecting the Company’s product and brand engine, and inquiring whether Ms. Morfitt and Ms. Henry would be in a position to make this kind of progress during their upcoming meeting. Ms. Morfitt proceeded to cancel the meeting without suggesting a future date.

On March 24, 2026, Mr. Wilson emailed Ms. Morfitt, offering new times to meet and emphasizing the importance of meeting as soon as possible.

On March 26, 2026, Ms. Morfitt emailed Mr. Wilson, informing him that the CRS&G Committee completed its interviews with the Wilson Nominees and suggesting a time for the rescheduled meeting between Mr. Wilson and Ms. Morfitt, Ms. Henry and Mr. Tubin.

On March 27, 2026, Mr. Wilson filed a preliminary proxy statement with the SEC in connection with the Annual Meeting.

On March 30, 2026, Mr. Wilson, Mr. J. Wilson and Mr. Gaede met in-person with Ms. Morfitt, Ms. Henry and Mr. Tubin, and during the meeting, the Company representatives verbally delivered a potential counter-offer framework (the “Company March 30 Proposal”). The Company March 30 Proposal included the appointment of solely one of the Wilson Nominees as the totality of offered Board refreshment, with one as yet unidentified current director who would not stand for reelection at the 2027 Annual Meeting of Shareholders (the “2027 Annual Meeting”). Although the Company March 30 Proposal did include only one new director being added to the Board, the Company representatives did imply that the Company may be open to an additional new director who would be mutually agreed upon by the Wilson Group and the Company being added to the Board. The Company representatives communicated that its proposal would require that the Wilson Group enter into a multi-year standstill from the Wilson Group, which the Wilson Group believes to be an unnecessary request only to be agreed upon once the core issues are addressed.

Later on March 30, 2026, Mr. Wilson emailed Ms. Morfitt, expressing optimism that progress could be made between the parties and suggested a follow-up meeting before which Ms. Morfitt should seek additional negotiating authority from the Board regarding a resolution framework.

Also on March 30, 2026, Mr. Wilson filed Amendment No. 17 to his Schedule 13D with the SEC, disclosing the filing of the preliminary proxy statement filed on March 27, 2026.

On March 31, 2026, Ms. Morfitt emailed Mr. Wilson, stating the Company’s beliefs and opinions about the discussions, including that the parties appear “to be even further apart” and that she did not think that a meeting with Mr. Wilson would be beneficial unless he makes an offer more in line with the Company March 30 Proposal. To her email, Ms. Morfitt attached a written version of the Company March 30 Proposal, with notable differences from the version delivered verbally the day before. The written proposal did not match the version of the Company March 30 Proposal that was delivered verbally, as the written version did not include the appointment of a second mutually agreed upon director. The written proposal included that Mr. Mussafer would not stand for re-election at the Annual Meeting (which the Company already announced on March 17, 2026). With respect to declassification, the written proposal only promised to submit to shareholders Mr. Wilson’s already submitted Declassification Proposal. Finally, the Company requested that the Wilson Group deposit $1 million or more into an escrow account payable to the Company in the event the Wilson Group breaches the agreement, a request that the Wilson Group believes to be completely off-market.

On April 7, 2026, Mr. Wilson emailed Ms. Morfitt, detailing, in his view, the challenges the Company faces, their impact on the Company’s brand and his interest in working toward long-term solutions, including enhancing the ability to attract high-quality leadership, improving governance and positioning the Company for shareholder value creation. Mr. Wilson also provided Ms. Morfitt two alternative settlement frameworks that called for more substantial Board refreshment and enhanced CRS&G Committee participation for the new directors than what was suggested in the Company March 30 Proposal.

On April 10, 2026, Mr. Wilson filed the Original Proxy Statement with the SEC in connection with the Annual Meeting.

On April 22, 2026, the Company’s counsel sent a letter (the “Rule 14a-19 Notice”) to the Wilson Group’s counsel, providing notice, pursuant to Rule 14a-19(d) of the Securities Exchange Act of 1934, as amended (the

“Exchange Act”), of the Company’s intent to nominate Mr. Bergh, Mr. Grant and Ms. List for election to the Board and solicit proxies in support of the election of only those three individuals in connection with the Annual Meeting.

On April 26, 2026, four days after the Wilson Group received the Rule 14a-19 Notice, the Board appointed Esi Eggleston Bracey to the Board to serve as a Class I director. On the same day, Mr. Grant notified the Board that he will no longer stand for re-election at the Annual Meeting.

On April 28, 2026, the Company filed its preliminary proxy statement with the SEC in connection with the Annual Meeting, disclosing that the Board appointed Ms. Bracey to the Board and nominated her for election at the Annual Meeting, and that Mr. Grant will not stand for re-election at the Annual Meeting. Despite the Company’s obligation under Rule 14a-19 to promptly notify the Wilson Group of any changes to the Company’s nominee slate (and the Rule 14a-19 Notice’s purported undertaking to do the same), the Wilson Group did not receive any such notice prior to the Company filing its preliminary proxy statement. Considering that the Company filed its 144-page preliminary proxy statement with a new slate of nominees within a week of the Rule 14a-19 Notice, and a mere two days after the Board appointed Ms. Bracey and was notified of Mr. Grant’s decision not to stand for re-election, the Wilson Group finds it difficult to believe that any such changes to the Company’s slate were not anticipated long before the Company drafted and filed its preliminary statement.

On May 1, 2026, Mr. Wilson filed this Proxy Statement with the SEC in connection with the Annual Meeting.

REASONS FOR THE SOLICITATION

The Wilson Group believes that lululemon’s substantial potential is being undermined by ineffective, conflicted oversight that has allowed strategic drift—eroding trust in the brand and destroying shareholder value. In the Americas, the Company’s largest geographic segment and the historic center of the brand’s creative and technical leadership, sales and profit growth are negative. The Company can regain its position as a leader in technical athletic apparel, but in the Wilson Group’s view, restoring its momentum requires meaningful change at the Board level.

Mr. Wilson founded lululemon in 1998. As a direct consequence of Mr. Wilson’s vision and leadership, lululemon grew from a boutique apparel company into one of the world’s most recognized brands and a leading athleisure company. Mr. Wilson is credited as the founder of the athleisure category, which he prefers to call technical streetwear, and continues to be a leader in the world of technical apparel. Since leaving the Company in 2015, Mr. Wilson has furthered his successful track record as an investor, leader and board member of technical apparel companies. For example, in February 2024 Mr. Wilson participated in bringing Amer Sports, Inc. public and joined the board—since that time, the sporting goods company has generated a TSR of 184.9%, compared to the S&P 500’s 40.5% total return and lululemon’s -62.3% return.8

In recent years, Mr. Wilson has believed that lululemon has made, and continues to make, brand damaging decisions that could erode its premium position. The Board oversaw and approved of these decisions for years, while failing to properly oversee management or plan for succession. Since the end of 2023 through March 23, 2026, lululemon’s share price dropped 67.9%.9

Mr. Wilson believes that the Company’s share price underperformance reflects investors’ perception of the Company’s lost brand value, which is further evidenced by the Company’s financial performance. Key metrics that demonstrate value destruction include a decrease or unchanged comparable store sales, a higher percentage of products sold on discount, build-up of inventory and a non-core brand partnership with Disney that, in our estimation, is not a brand that we believe aligns with the lululemon brand nor do they target the same demographics. Based on the Company’s recently announced expectations for the Q1 2026 and full-year fiscal 2026, this fundamental underperformance should be expected to continue.

Following Mr. Wilson’s public call for change at the Company, while the Company’s brand value, fundamental performance and share price all trended negatively, lululemon announced the departure of its CEO. For the third consecutive time, lululemon announced a CEO departure with no successor identified. Several longtime lululemon directors have overseen multiple failed CEO successions, with the past three CEO departures leaving the Company without a permanent CEO for an average of five months.

In our estimation, this demonstrates the Board’s repeated failure in the critical task of selecting a CEO. We believe that if Board leadership were capable of selecting a proper CEO who could have prevented this value destruction, this Board leadership would have done so much sooner than the recent announcement of Heidi O’Neill’s appointment as the next CEO, effective as of September 8, 2026.

We remain concerned about lululemon’s corporate governance, including the Board’s structure and its composition. Four long-standing directors hold nearly every major position of Board influence, such as the Executive Chairman, Lead Director and Chair of the CRS&G Committee. Those directors have ties to a private equity firm, Advent, which is the majority owner of a publicly traded company, Olaplex, where three of those directors also have board seats.10 This clique in the Boardroom has impeded meaningful change, in our view, and these directors’ overlapping professional network has undermined independent decision making, to the detriment of shareholder value.

[8]	TSR calculated from Feb 1, 2024 – Oct. 6, 2025, the day before Mr. Wilson issued an ad in The Wall Street Journal regarding the Company. FactSet.
[9]	From market close on December 29, 2023 through market close on March 23, 2026. FactSet.
[10]	Olaplex, supra note 5.

Although the Company’s underperformance has been stark, the Wilson Group remains optimistic that if the urgent change it advocates is implemented, then the Company will be in a position to create shareholder value over the short and long term. It is because of this belief that Mr. Wilson remains lululemon’s largest non-institutional shareholder. This optimism and an authentic desire to reach a constructive resolution with the Company also has motivated the Wilson Group to consistently attempt to reach a negotiated solution with the Company. Unfortunately half-measures and incremental change cannot fix the Company’s problems. Therefore, the Wilson Group is soliciting your support at the Annual Meeting to elect our three highly qualified Wilson Nominees—Laura Gentile, Eric Hirshberg and Marc Maurer. We believe our Wilson Nominees possess the character, creativity and skillsets needed to unlock value and place the Company in a position to once again thrive in its rapidly changing environment.

Shareholders have endured significant destruction to shareholder value.

The Company’s international brand recognition and market positioning have not been enough to overcome the Board’s decision making, with lululemon stock losing nearly half of its value over the past five years, eliminating approximately $17 billion in shareholder value.11 Leading up to Mr. Wilson’s October 2025 ad in The Wall Street Journal, lululemon’s TSR lagged that of the S&P 500 Index and the median TSR of six peers offering indoor athletic apparel. The Company’s one- and three-year TSR were (35.6%) and (43.9)%, respectively, lagging lululemon’s peer median by 19.5% and 63.6%, respectively.12

In the nearly six months since Mr. Wilson’s October 2025 ad, lululemon shares have continued to lag these peers and the S&P 500.

The Company’s Americas business, once a source of growth and strength, has become a cautionary tale about how to mismanage a thriving brand.

In 2022, revenue within lululemon’s Americas business grew 28.6%, appearing to be one of the most compelling stories in all of apparel. Instead of continuing to grow, though, revenue and profit in the Americas fell last year. For eight consecutive quarters, comparable sales in lululemon’s largest region have been flat or declined. Throughout these quarters, management continued to reassure shareholders on quarterly earnings calls that it was taking the appropriate steps to improve the Americas business.

For example, in an August 2024 call, the Company said, “For 2025, we are fast-tracking several new styles within performance shorts, tops and track suits. We are optimistic that we will begin to see the benefits of these strategies over the upcoming quarters and return to our historical levels of newness no later than spring 2025.” However, that goal appears not to have been met; on the Company’s March 2026 conference call, it mentioned a plan to dramatically increase newness from 2025 to 2026.

Under the Board’s oversight, lululemon has lost its creative leadership and destroyed shareholder value.

The Company was built as a premium, innovative, product-led brand that pushed the sweat category forward. However, the Wilson Group believes that the Board’s series of missteps, rooted in prioritizing short-term profit at the expense of creativity and product innovation, have eroded that foundation. The consequences are evident in the following:

•

A drift toward mainstream “fashion” styles has destroyed the identity of the brand—with missteps including what we perceive to be an ill-advised collaboration with Disney, cheapened store designs and a shift to non-technical fabrics and silhouettes;

[11]	TSR calculated from March 17, 2021 to March 17 2026. Source: FactSet.
[12]

TSR calculated as of October 6, 2025, the day before Mr. Wilson issued an ad in The Wall Street Journal regarding the Company. Company financial data. Peers include Adidas AG, Aritzia Inc., The Gap, Inc., NIKE, Inc., Puma SE and Under Armour, Inc.

•

As lululemon’s assortment drifts from its original “core,” Alo Yoga (“Alo”) and Vuori are gaining consumer mindshare. Over the past year, average transaction values for lululemon have fallen while rising at Alo and Vuori;[13]

Average Transaction Value

2025
2026
+10%
196
179
+2%
-7%
150
152
117
109
$200.0
$150.0
$0.0
lululemon
alo
vuori

•

Failed product launches, including most recently the “Get Low” product line in January 2026, which resulted in lululemon shares falling 6.5%[14] in a day and the discontinuation of the “Breezethrough” leggings due to product flaws in July 2024, which led to lululemon shares falling 9.1%[15] that day. The Company also promoted a Selfcare line for over a year, including during earnings calls and at an analyst day in 2019, only for lululemon to never mention the Selfcare line again just a few months after its full rollout;

•

An increasing percentage of products being sold through markdowns, as inventory growth has exceeded sales growth. The Company acknowledged on the March 2026 earnings call that higher markdowns weighed on gross margin by 130 basis points in 4Q 2025 versus 4Q 2024;[16]

•

Poor capital allocation decisions, such as lululemon’s $452.6 million acquisition of Mirror, which resulted in the Company ceasing all sales of Mirror products within three and a half years of the acquisition;[17] and

•

Notable turnover in senior creative and product leadership roles, among these being the departures of Celeste Burgoyne as President, Americas and Global Guest Innovation in December 2025 and Sun Choe as Chief Product Officer in May 2024. Following the May 21, 2024 announcement of Ms. Choe’s departure, lululemon’s share price declined by 7.2% in the subsequent trading session, reflecting what the Wilson Group believes to be investor concern regarding instability in leadership functions central to product innovation.

[13]	Average transaction value is compared between January 26, 2025 and January 11, 2026 using Bloomberg Second Measure Credit and Debit card data for U.S. in-store and online sales.
[14]	FactSet, supra note 6.
[15]	Intraday trading data from market close on July 24, 2024 through market close on July 25, 2024. FactSet.
[16]	Company fiscal fourth quarter and full fiscal year 2025 earnings conference call and press release, March 17, 2026.
[17]

Company Annual Report on Form 10-K for fiscal year 2023. The Company acquired Mirror on July 7, 2020 and disclosed in its Annual Report on Form 10-K for fiscal year 2023 that it reached the decision to cease selling the Mirror during the third quarter of fiscal year 2023.

The current Board is unable to implement the urgent change needed at lululemon.

Despite the warning signs reflected in the Company’s financial performance and raised by shareholders, we believe that the Board has proven itself unable to diagnose and address the core problems at lululemon.

Nowhere is this more evident to us than the Board’s failure to lead a successful CEO transition. Calvin McDonald’s departure in January 2026 with no clear succession plan in place marks the third consecutive failed CEO transition. In our view, selecting and overseeing a CEO is perhaps the most important responsibility of a board, as it seeks to maximize long-term shareholder and brand value. Three failed succession processes are emblematic of a governance failure. This track record gives shareholders little confidence the current Board properly selected Ms. O’Neill to serve as the next CEO.

These persistent failures raise deeper concerns regarding the Board’s composition and independence, including its substantial professional overlap with the Lead Director’s private equity firm, Advent. Although Advent ceased to have a reportable position in lululemon stock in 2019, Advent maintains its longstanding influence over the Board. Three directors hold concentrated leadership roles in the Boardroom while also having overlapping board service at Olaplex, a publicly traded company that is majority-owned by Advent.18

Prior to the recent appointment of Ms. Bracey to the Board, four out of the then-ten directors on the Board had a tenure of ten years or more—almost three years longer than the average director tenure at S&P 500 companies.19 Such extended tenure raises concerns of director accountability and the effectiveness of the Board’s internal evaluation and refreshment processes. Notably, none of the current directors with a tenure of ten years or more received greater than 82% shareholder approval at the last annual meeting of shareholders at which they were elected, despite running unopposed.20 Their continued presence on the Board in the face of lackluster shareholder approval makes the need for fresh perspectives even more imperative, in our estimation.

Making existing issues worse, lululemon operates under a classified Board structure. We believe this structure is inappropriate at this stage in the Company’s life-cycle, as it insulates incumbent directors, including those responsible for repeated strategic failures, from annual shareholder review. Only ten percent of S&P 500 companies have directors with multi-year terms, as lululemon does.21 In addition to our director nominees, we have also submitted the Declassification Proposal that calls for the Board to immediately declassify so that all directors are elected annually by shareholders.

Equally illustrative of the Board’s inability to implement the change needed at lululemon is the perceived disinterest of the Board in constructively engaging with lululemon’s Founder and one of its largest long-term shareholders. Since December 2025, Mr. Wilson has sought a dialogue with the Board regarding brand erosion, governance reform and long overdue Board refreshment, yet the parties have not come to a constructive resolution as of the date of this Proxy Statement.

Our nominees infuse the much-needed independence, creative experience and operational know-how that can lead to change that shareholders can trust.

In light of the issues facing lululemon and our unsuccessful attempts to engage constructively with the Board to enact what we view as much-needed change, we have nominated three independent director candidates

[18]	Olaplex, supra note 5.
[19]	Spencer Stuart, Public Company Series Board Structure and Composition, 2025.
[20]	Company filings.
[21]	Diligent Market Intelligence from May 30, 2025. IN-DEPTH: Investors ramp up board declassification efforts as governance returns to forefront.

to the Board. Our highly qualified director candidates—Marc Maurer, Laura Gentile and Eric Hirshberg—have strong creative, brand-building and operational backgrounds that can bring lululemon back to its original vision:

•

Marc Maurer: Maurer is the former Co-Chief Executive Officer of On Holding AG (“On”), where he led the Company’s rapid growth in sales and profitability. As Co-CEO, On experienced global brand expansion, retail & DTC scaling and nearly quadrupled revenue under Maurer’s leadership.[22]

•

Laura Gentile: Gentile is the former Chief Marketing Officer of ESPN, Inc. (“ESPN”), where she oversaw creative output, fan engagement, media strategy, event marketing and social media for all of ESPN’s brands, platforms, shows and events. Under Gentile’s leadership, ESPN was the #1 most trusted brand in sports media and achieved record viewership and social engagement. She also founded espnW, ESPN’s first and only dedicated business for women, which she helped develop into a multi-media business, opening a new market for ESPN and serving as a catalyst for the growth and momentum of women’s sports.

•

Eric Hirshberg: Hirshberg is the former Chief Executive Officer of Activision Publishing, Inc. (“Activision”), the largest segment of Activision Blizzard. Activision Blizzard’s stock rose 500%, and Activision’s segment profit nearly doubled during Hirshberg’s close to eight years in the role.[23] He oversaw leading franchises including Call of Duty®, Destiny, Guitar Hero and Skylanders. Prior to joining Activision, Hirshberg was Co-Chief Executive Officer and Chief Creative Officer of the Deutsch LA advertising agency, where he grew the firm into a nationally recognized creative force.

We believe the time has come for shareholders to demand stronger governance, real accountability and performance that lives up to lululemon’s potential. By supporting the election of the Wilson Nominees and the Declassification Proposal, shareholders can send a clear message to the Board that product should be at the center of decision-making and creative leadership should be at the helm to revitalize the vision that once defined the brand and realize lululemon’s full value for the benefit of all shareholders.

[22]	ONON revenue growth data measured from September 14, 2021 through June 30, 2025. On financial data.
[23]	Activision segment profit data from September 7, 2010 through March 31, 2018. Activision financial data.

PROPOSAL 1

ELECTION OF DIRECTORS

We are seeking your support at the Annual Meeting to elect our three highly qualified Wilson Nominees as Class I directors to the Board. Each of the Wilson Nominees has consented to serve as a nominee, be named as a nominee in this Proxy Statement and serve as a director, if elected. Except as described in this Proxy Statement, none of the Wilson Nominees beneficially own any Common Stock or Special Voting Stock.

Each Class I director elected will hold office until the 2029 Annual Meeting of Shareholders and until his or her respective successor is duly elected and qualified, or until earlier resignation or removal.

Each of Ms. Gentile, Mr. Hirshberg and Mr. Maurer presently is, and if elected as a director of the Company, would, in our view, be an “independent director” within the meaning of (i) NASDAQ listing standards applicable to board composition, including Rule 5605(a)(2), (ii) Section 301 of the Sarbanes-Oxley Act of 2002, and (iii) Item 407(a) of Regulation S-K. None of the Wilson Nominees is a member of the Company’s Audit Committee of the Board (the “Audit Committee”), the CRS&G Committee or People, Culture & Compensation Committee of the Board, that is not independent under any such committee’s applicable independence standards. Notwithstanding the foregoing, the Wilson Group acknowledges that no director of a NASDAQ listed company qualifies as “independent” under the NASDAQ listing standards unless the board of directors affirmatively determines that such director is independent under such standards. Accordingly, the Wilson Group acknowledges that if any Wilson Nominee is elected, the determination of such Wilson Nominee’s independence under the NASDAQ listing standards ultimately rests with the judgment and discretion of the Board.

If elected at the Annual Meeting, the Wilson Nominees will represent three out of nine members of the Board, and therefore it is not guaranteed that they will be able to implement any actions that they may believe are necessary to enhance shareholder value. However, we believe the election of the Wilson Nominees is an important step in the right direction for enhancing long-term value at lululemon.

We do not endorse any of the Company’s director nominees. You should refer to the Company’s proxy statement, which is available at no charge on the SEC’s website at http://www.sec.gov, for the names, background, qualifications and other information, including information required by Item 7 of Schedule 14A, concerning the Company’s nominees.

Proxies cannot be voted for a greater number of persons than the current number of seats that are up for election at the Annual Meeting; however, we reserve the right to nominate additional person(s), in accordance with the Company’s Bylaws, as amended (the “Bylaws”) and applicable law, if the Company increases the number of directors up for election at the Annual Meeting. The Wilson Group does not expect that any of the Wilson Nominees will be unable to stand for election, or for good cause will not serve as a director, but if any vacancy in the slate of the Wilson Nominees occurs for any reason (including if the Company makes or announces any changes to the Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any or all of the Wilson Nominees), then the shares represented by the GOLD Universal Proxy Card received by the Wilson Group and not properly revoked will be voted for the substitute nominee(s) properly nominated by the Wilson Group in compliance with the rules of the SEC and any other applicable laws and, if applicable, the Bylaws.

If the Wilson Group lawfully identifies or nominates substitute nominee(s) before the Annual Meeting, then the Wilson Group will file an amended proxy statement that identifies any such substitute nominee(s), discloses whether such nominee(s) has or have consented to being named in the revised proxy statement and includes the disclosure requirements required by Schedule 14A with respect to such substitute nominee(s).

Information About the Wilson Nominees

Name	Age	Principal Occupation	Business Address
Laura Gentile	53	Co-CEO and Co-Founder of Storied Sports LLC	23 Arnold Street Old Greenwich, Connecticut 06870 USA

Eric Hirshberg	57	Advisor/Consultant to C Suite and Founders at Up.Partners Management Company, LLC, Beta Technologies, Inc., Skydio, Inc. and Metropolis Technologies, Inc.	528 24th Street Santa Monica, California 90402 USA

Marc Maurer	44	Former Advisor at On	Larchenstrasse 2 8125 Zollikerberg Switzerland

We believe the Wilson Nominees have the experience and qualifications to address lululemon’s strategic, operational and governance deficiencies and possess the skill sets required to help reinvigorate lululemon’s vision and enhance value for all shareholders.

Laura Gentile

Laura Gentile, age 53, has served as Co-CEO and Co-Founder of Storied Sports LLC, a brand-building and intellectual property representation studio focused on sports and media, since November 2025. She has also served as the CEO of Laura Gentile Studios, a sports marketing agency, since January 2024. She previously served as Executive Vice President and Chief Marketing Officer of ESPN, a sports broadcasting network, from January 2018 to October 2023,24 where she was responsible for global marketing strategy, brand development, audience growth and consumer engagement across ESPN’s portfolio of platforms.

Prior to serving as Chief Marketing Officer, Ms. Gentile was Senior Vice President, Content Strategy and Business Operations at ESPN from September 2016 to December 2018, overseeing content strategy, business operations and cross-platform execution. Earlier in her career, she founded and created espnW in December 2010, a multi-platform brand focused on women and sports, which became a core component of ESPN’s content and audience-development strategy.

Ms. Gentile also served as Executive Vice President, Commercial Marketing, Disney Media Networks, at The Walt Disney Company (“Disney”), a multinational mass media and entertainment conglomerate, from January 2020 to October 2023, where she led commercial marketing initiatives across Disney’s media properties. Earlier in her career, she was a Partner and Management Supervisor at Ogilvy & Mather, a global marketing, advertising and public relations agency, from January 1999 to December 2002.

Ms. Gentile earned a B.A. in English and Political Science from Duke University and an M.B.A. in Marketing and Organizational Behavior from Boston College. Ms. Gentile was named one of the “Most Powerful Women in U.S. Sports” by Forbes in 2018 and was named one of the “Most Influential Global CMOs” by Forbes in 2023.

The Wilson Group believes that Ms. Gentile’s deep expertise in brand strategy, marketing leadership, content development and audience growth across global media platforms, as well as significant experience leading large, cross-functional teams within complex media organizations, positions her well to serve as a director of the Company.

[24]	There is no disclosure for Ms. Gentile’s principal occupation for the period from October 2023 until January 2024.

Eric Hirshberg

Eric Hirshberg, age 57, has served as an Advisor to Skydio, Inc., a leading developer and manufacturer of autonomous drone technologies, since May 2022. He has also served as an Advisor to Metropolis Technologies, Inc., an AI-payments operating platform, since July 2020, as a Venture Partner of Up.Partners Management Company, LLC, a mobility-focused venture capital fund, since August 2021 and as an Advisor to Beta Technologies, Inc., an electrical aviation manufacturer, since July 2019. Mr. Hirshberg also served as an Advisor and Consultant to Activision, a global developer, publisher and distributor of interactive entertainment and products, from March 2018 to March 2019 and again in February 2022 to December 2022, following his tenure as President and CEO of Activision from July 2010 to April 2019. In his role as President and CEO of Activision, Mr. Hirshberg oversaw global operations, long-term strategic planning, major franchise development and large-scale product launches. Earlier in his career, Mr. Hirshberg held positions of increasing responsibility at Deutsch Los Angeles, ultimately serving as Co-CEO and Chief Creative Officer, and began his career at Fattal & Collins, a marketing and advertising agency.

Mr. Hirshberg earned a B.A. from the University of California, Los Angeles.

The Wilson Group believes that Mr. Hirshberg’s extensive leadership experience in the technology, media and consumer entertainment sectors, coupled with his background in brand strategy, product innovation and scaling creative and engineering organizations, positions him well to serve as a director of the Company.

Marc Maurer

Marc Maurer, age 44, served as an Advisor to On, a global premium footwear apparel and accessories company, from May 2025 through March 2026. Previously, Mr. Maurer served as Co-CEO of On from January 2021 to May 2025, and served as Chief Operating Officer of On from March 2013 to May 2025. During his tenure, Mr. Maurer played a central role in scaling On from a founder-led growth company into a global, publicly listed consumer brand, with responsibility for global operations, supply chain, organizational development and execution of long-term strategic initiatives. He brings substantial experience in operational leadership, international expansion and managing complex, fast-growing consumer businesses.

Prior to joining On, Mr. Maurer served as Head of Business Development and Marketing at Valora Holding AG, a Swiss convenience and food retail operator, from April 2012 to March 2013. Earlier in his career, Mr. Maurer was an Engagement Manager at McKinsey & Co., Inc., a global management consulting firm, from April 2007 to March 2012, where he advised senior executives on corporate strategy, operations and performance improvement across multiple industries. Mr. Maurer has also served on the board of directors of Liom Health AG, a pioneer in non-invasive glucose monitoring technology, since November 2025.

Mr. Maurer earned a B.S. in Business Administration from ZHAW Zurich University of Applied Sciences and an M.B.A. from INSEAD.

The Wilson Group believes that Mr. Maurer’s experience leading global operations, scaling a high-growth consumer brand and executing long-term strategic initiatives, combined with his background in management consulting and international retail, makes him well qualified and a valuable addition to the Board.

If elected, the Wilson Nominees will be entitled to such compensation from the Company as is consistent with the Company’s practices for services of non-employee directors.

On December 29, 2025, each member of the Wilson Group and each Wilson Nominee (collectively, the “Participants”) entered into a Joint Filing and Solicitation Agreement in connection with the Annual Meeting, pursuant to which, among other things, the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company, to form a group to solicit proxies for the election of the Wilson Nominees and in favor of the Declassification Proposal and that Mr. Wilson would bear all pre-approved expenses incurred in connection with this solicitation.

Each of the Wilson Nominees has granted Mr. Wilson a power of attorney to execute certain SEC filings and other documents, as necessary, in connection with the solicitation of proxies from the Company’s shareholders in connection with the Annual Meeting and any related transactions.

Mr. Wilson has signed separate letter agreements with each of the Wilson Nominees pursuant to which he and certain of his affiliates have agreed to indemnify such Wilson Nominees against certain claims arising from the solicitation of proxies from the Company’s shareholders in connection with the Annual Meeting and any related transactions. For the avoidance of doubt, such indemnification does not apply to any claims made against such Wilson Nominees in their capacities as directors of the Company, if so elected.

Other than as described in this Proxy Statement, there are no arrangements or understandings between or among any Wilson Nominee and any other person pursuant to which any Wilson Nominee was or is to be selected as a director or nominee.

Share Ownership of the Wilson Nominees

The following table contains a summary of the total number of shares of Common Stock and Special Voting Stock beneficially owned by the Wilson Nominees as of the date of this Proxy Statement.

The address for each Wilson Nominee is listed below. Percentage of beneficial ownership is based on 110,482,671 shares of Common Stock and 5,115,961 shares of the Special Voting Stock that were issued and outstanding as of March 11, 2026.

Name and Address	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Laura Gentile 23 Arnold Street, Old Greenwich, Connecticut 06870 USA	0	0%
Eric Hirshberg 528 24th Street, Santa Monica, California 90402 USA	0	0%
Marc Maurer Larchenstrasse 2, 8125 Zollikerberg Switzerland	0	0%

The Wilson Group will be using the enclosed GOLD Universal Proxy Card to solicit shareholders’ votes on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Shareholders will have the ability to vote for up to three nominees on the enclosed GOLD Universal Proxy Card. Any shareholder who wishes to vote for one or more of the Company’s nominees in addition to one or more of the Wilson Nominees may do so on the Wilson Group’s GOLD Universal Proxy Card. There is no need to use the Company’s white proxy card or voting instruction form, regardless of how you wish to vote.

Shareholders are permitted to vote for fewer than three nominees or for any combination (up to three total) of the Wilson Nominees and the Company’s nominees on the GOLD Universal Proxy Card. Voting “FOR” fewer than three nominees will result in your shares being voted “FOR” only those nominees you have so marked and will default to a “WITHHOLD” vote with respect to any nominee left unmarked. If you vote “FOR” more than three nominees, then your vote regarding the election of directors will be invalid and will not be counted.

WE URGE YOU TO VOTE “FOR” THE ELECTION OF THE WILSON NOMINEES USING THE ENCLOSED GOLD UNIVERSAL PROXY CARD AND WE

INTEND TO VOTE OUR SHARES “FOR” THE WILSON NOMINEES.

PROPOSAL 2

NON-BINDING, ADVISORY SHAREHOLDER PROPOSAL TO REQUEST THAT THE BOARD TAKE ALL NECESSARY STEPS TO DECLASSIFY THE BOARD

The Wilson Group is asking shareholders to support the Wilson Group’s non-binding, advisory proposal requesting that the Board take all necessary steps to declassify the Board such that all directors are elected on an annual basis.

The following is the text of the proposed resolution:

“RESOLVED, that the shareholders of the Company urge the Board to take all necessary steps to immediately declassify the Board, such that directors are elected to the Board on an annual basis. The immediate declassification of the Board shall be done in the most expeditious manner available under Delaware law and would not affect the unexpired terms of the previously elected directors.”

Currently, the Company has a classified Board, which is divided into three classes. The Wilson Group believes that the declassification of the Board is in line with best corporate governance practices. Annually elected boards instill accountability for performance and help align the Board’s interests with the interests of the shareholders by enabling shareholders to annually express their views on each director’s performance. Therefore, the Wilson Group believes that the Board should be declassified in line with best corporate governance practice.

Other than as described elsewhere in this Proxy Statement, the Wilson Group does not have any material interest in the Declassification Proposal, other than any such benefit that will accrue to all shareholders should the Declassification Proposal be approved by the shareholders at the Annual Meeting and by the Board, acting in the best interests of the shareholders. As the Declassification Proposal is non-binding, it does not require the Board or the Company to take any action, and even if approved by the requisite number of shareholder votes will not, on its own, result in the declassification of the Board.

WE URGE YOU TO VOTE “FOR” PROPOSAL 2 USING THE ENCLOSED GOLD UNIVERSAL PROXY CARD AND WE INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

PROPOSAL 3

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Audit Committee has selected PwC as the Company’s independent registered public accounting firm to audit lululemon’s consolidated financial statements for the fiscal year ending January 31, 2027. The Company is submitting its selection of PwC for ratification by the shareholders at the Annual Meeting.

As disclosed in the Company’s proxy statement, shareholder ratification of PwC’s selection is not required by the Bylaws or otherwise, but as a matter of good corporate governance, the Board is submitting the selection to shareholders for ratification. If shareholders do not ratify the selection, the Company has indicated that the Audit Committee will reconsider whether to retain PwC for subsequent fiscal years. The Company further disclosed that, regardless of the outcome, the Audit Committee retains discretion to appoint a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of lululemon and its shareholders.

We encourage all shareholders to review the Company’s disclosures related to this proposal in the Company’s proxy statement in detail.

WE MAKE NO RECOMMENDATION WITH RESPECT TO PROPOSAL 3 AND WE INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL USING THE GOLD UNIVERSAL PROXY CARD.

PROPOSAL 4

ADVISORY VOTE ON EXECUTIVE COMPENSATION

As discussed in further detail in the Company’s proxy statement, the Company is required to submit a proposal to shareholders for a non-binding advisory vote to approve the compensation of the Company’s named executive officers under Section 14A of the Exchange Act and is accordingly submitting the following resolution for shareholder vote at the Annual Meeting:

“The compensation of the named executive officers, as disclosed in the Company’s proxy statement (including the compensation discussion and analysis, the compensation tables, and the narrative disclosure that accompanies the compensation tables), is hereby approved, on an advisory basis.”

As disclosed in the Company’s proxy statement, this proposal, commonly known as a “say-on-pay” proposal, gives the Company’s shareholders the opportunity to express their views on the compensation of the Company’s named executive officers. As disclosed in the Company’s proxy statement, this vote is not intended to address any specific item of compensation, but rather the overall compensation of the Company’s named executive officers and the compensation principles, policies and practices described in the Company’s proxy statement.

We encourage all shareholders to review the Company’s disclosures related to this proposal in the Company’s proxy statement in detail.

WE MAKE NO RECOMMENDATION WITH RESPECT TO PROPOSAL 4 AND WE INTEND TO VOTE OUR SHARES “AGAINST” THIS PROPOSAL USING THE GOLD UNIVERSAL PROXY CARD.

PROPOSAL 5

APPROVAL OF AN AMENDMENT TO THE 2023 EQUITY INCENTIVE PLAN (SHARE RESERVE INCREASE)

As discussed in further detail in the Company’s proxy statement, the Company is asking shareholders to approve an amendment to the 2023 Plan to increase the number of shares available for rewards (the “Share Reserve Increase”).

As disclosed in the Company’s proxy statement, the Board approved the Share Reserve Increase on April 20, 2026, and such approval was subject to and effective upon approval by the Company’s shareholders at the Annual Meeting. The Company is seeking shareholder approval solely to increase the share reserve; all other features and practices of the 2023 Plan will remain unchanged according to the Company’s proxy statement. As further disclosed in the Company’s proxy statement, if the Company’s shareholders approve the Share Reserve Increase, it will become effective on the date of the Annual Meeting.

According to the Company’s proxy statement, this proposal would add 6,300,000 shares to the 2023 Plan share reserve, with full value awards continuing to count at 1.7 shares for each share granted. As discussed in further detail in the Company’s proxy statement, if this proposal is not approved, the 2023 Plan will remain in effect without the increase, the Company will continue to grant awards from the existing share reserve until it is depleted and the Company may need to increase cash compensation or make other changes to its compensation programs, which could reduce resources available for other business needs.

We encourage all shareholders to review the Company’s disclosures related to this proposal in the Company’s proxy statement in detail.

WE MAKE NO RECOMMENDATION WITH RESPECT TO PROPOSAL 5 AND WE INTEND TO VOTE OUR SHARES “AGAINST” THIS PROPOSAL USING THE GOLD UNIVERSAL PROXY CARD.

WHO CAN VOTE AT THE ANNUAL MEETING

The Record Date for determining shareholders entitled to notice of, and to vote at, the Annual Meeting is a yet to be disclosed Company date. Shareholders of the Common Stock or the Special Voting Stock at the close of business on the Record Date are entitled to one vote for each share of Common Stock or Special Voting Stock owned as of the Record Date. Holders of both classes will vote together as a single class. Each share of Common Stock and each share of Special Voting Stock entitles the holder to one vote on each matter presented at the Annual Meeting. It is anticipated that the Company’s definitive proxy statement will state the number of shares of Common Stock and shares of Special Voting Stock that were issued and outstanding as of the Record Date.

Only shareholders as of the close of business on the Record Date will be entitled to vote at the Annual Meeting. If you were a shareholder on the Record Date, then you will retain your voting rights for the Annual Meeting even if you sold your shares after the Record Date. Accordingly, it is important that you vote the shares held by you on the Record Date, or grant a proxy to vote such shares, even if you sold such shares after the Record Date.

HOW TO VOTE BY PROXY

To vote in favor of the election of the Wilson Nominees to the Board and the Declassification Proposal, please vote via the Internet or by telephone, by following the instructions on the enclosed GOLD Universal Proxy Card, or promptly complete, sign, date and return the enclosed GOLD Universal Proxy Card in the postage-paid envelope provided. Whether you plan to virtually attend the Annual Meeting or not, we urge you to vote in advance of the Annual Meeting using the enclosed GOLD Universal Proxy Card. Please contact our proxy solicitor, Innisfree, by phone at (877) 687-1874 (toll-free for shareholders) or (212) 750-5833 (collect for banks, brokers and other nominees) if you require assistance in voting your shares or need additional copies of our proxy materials.

Properly executed proxies will be voted in accordance with the directions indicated thereon. If you sign and return the GOLD Universal Proxy Card but do not make any specific choice on a proposal, then your proxy will vote your shares as follows:

•

“FOR” the election of each of the Wilson Nominees—Laura Gentile, Eric Hirshberg and Marc Maurer—to the Board, each to serve as a Class I director on the Board for a three-year term expiring at the 2029 Annual Meeting of Shareholders and until his or her respective successor is duly elected and qualified, or until earlier resignation or removal (Proposal 1);

•	“FOR” the Wilson Group’s non-binding, advisory shareholder proposal requesting that the Board take all necessary steps to declassify the Board (Proposal 2);

•	“FOR” lululemon’s proposal to ratify the selection of PwC as lululemon’s independent registered accounting firm for the fiscal year ending January 31, 2027 (Proposal 3);

•	“AGAINST” lululemon’s non-binding, advisory proposal to approve the compensation of lululemon’s named executive officers (Proposal 4); and

•	“AGAINST” lululemon’s proposal to approve an amendment to the 2023 Plan to increase the share reserve (Proposal 5).

The Wilson Group will be using the enclosed GOLD Universal Proxy Card to solicit shareholders’ votes on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Shareholders will have the ability to vote for up to three nominees on the Wilson Group’s enclosed GOLD Universal Proxy Card. Shareholders are permitted to vote for fewer than three nominees or for any combination (up to three total) of the Wilson Nominees or the Company’s nominees on the GOLD Universal Proxy Card. Voting “FOR” fewer than three nominees will result in your shares being voted “FOR” only those nominees you have so marked and default to a “WITHHOLD” vote with respect to any nominee left unmarked. If you vote “FOR” more than three nominees, then your vote regarding the election of directors will be invalid and will not be counted. There is no need to use the Company’s white proxy card or voting instruction form, regardless of how you wish to vote. If the Wilson Group withdraws or abandons its solicitation or fails to comply with the universal proxy rules, any votes cast in favor of the Wilson Nominees will be disregarded and not be counted, whether such vote is provided on our GOLD Universal Proxy Card or the Company’s white proxy card.

Rule 14a-4(c)(3) of the Exchange Act governs our use of our discretionary proxy voting authority with respect to a matter that is not known by us for a reasonable time before our solicitation of proxies. It provides that if we do not know within a reasonable time before making our solicitation that a matter is to be presented at the Annual Meeting, then we are allowed to use our discretionary voting authority when the proposal is raised at the meeting, without any discussion of the matter in this Proxy Statement. If any other matters are presented at the Annual Meeting for which we may exercise discretionary voting, your proxy will be voted in accordance with the discretion of the persons named as proxies on the attached GOLD Universal Proxy Card.

If your shares are registered directly in your name with the Company’s transfer agent, then you are considered a “shareholder of record” or a “registered shareholder” of those shares. If your shares are held in the name of a bank, broker or nominee as of the Record Date, then you are a beneficial owner of shares held in “street name.” In that case, you will receive proxy materials from the bank, broker or other nominee holding your account, and only that entity can vote your shares. Accordingly, please contact the person responsible for your account at such entity and instruct that person to execute and return the GOLD Universal Proxy Card voting “FOR” the Wilson Nominees on your behalf. You can also vote via the Internet or by telephone, by following the instructions on the voting instruction form received from your bank, broker or other nominee, or by completing, signing, dating and returning the voting instruction form that your bank, broker or other nominee sends you. Please do this for each account you maintain to ensure that all of your shares are voted.

A large number of banks, brokers or other nominees are participating in a program that allows eligible shareholders to vote via the Internet. If a shareholder’s bank, broker or other nominee is participating in the Internet voting program, then such bank, broker or other nominee will provide the shareholder with instructions for voting via the Internet. Internet voting procedures, if available through a shareholder’s bank, broker or other nominee, are designed to authenticate shareholders’ identities to allow shareholders to give their voting instructions and to confirm that their instructions have been properly recorded. Shareholders voting via the Internet should understand that there might be costs that they must bear associated with electronic access, such as usage charges from Internet access providers.

VOTING AND PROXY PROCEDURES

The Board currently consists of eleven individuals. Under the current classified structure, if elected, Laura Gentile, Eric Hirshberg and Marc Maurer would each serve as a Class I director on the Board for a three-year term expiring at the 2029 Annual Meeting of Shareholders and until his or her respective successor is duly elected and qualified, or until earlier resignation or removal.

A majority of the voting power of all outstanding shares of Common Stock and Special Voting Stock entitled to vote as of the Record Date, and represented in person or by proxy, will constitute a quorum. No business may be conducted at the Annual Meeting if a quorum is not present. If you submit a properly executed proxy card or authorize a proxy via the Internet or by telephone, then you will be considered part of the quorum. Withhold votes (in the case of the election of directors) and abstentions will be treated as shares entitled to vote and represented in person or by proxy at the Annual Meeting for the purpose of determining the presence of a quorum.

A “broker non-vote” results when a bank, broker or other nominee who holds shares for a beneficial owner has not received voting instructions from the beneficial owner of the shares and does not have discretionary authority to vote on a matter under the applicable rules. Brokers are not permitted to vote shares without instructions on proposals that are not considered “routine.” If a proposal is “routine,” a bank, broker or other nominee holding shares for a beneficial owner may vote on the proposal without voting instructions. Under the rules of the various regional and national exchanges governing brokers’ discretionary authority, for brokerage accounts that receive proxy materials from, or on behalf of, both us and the Company, then all of the matters to be voted on at the Annual Meeting will be considered “non-routine” matters. In that case, if you do not submit any voting instructions to your broker, then your broker will not have discretionary authority to vote your shares at the Annual Meeting on any proposal, your shares will not be counted in determining the outcome of any of the proposals at the Annual Meeting and your shares will not be counted for purposes of determining whether a quorum exists.

However, for brokerage accounts that receive proxy materials only from the Company, brokers will then be entitled to vote shares held for a beneficial owner on “routine” matters without instructions from the beneficial owner of those shares and will not be entitled to vote the shares on non-routine items. The only proposal that would be considered “routine” in such event would be Proposal 3. Accordingly, if you receive proxy materials only from the Company, then your broker may exercise discretion to vote your shares on the ratification of PwC as the Company’s independent registered public accounting firm, even in the absence of your voting instruction. If your shares are voted on the ratification of PwC as the Company’s independent registered public accounting firm, as directed by your broker, then your shares will constitute “broker non-votes” on each of the non-routine proposals and will be counted for purposes of determining whether a quorum exists at the Annual Meeting.

Proposal 1: Election of Directors — As a result of our nomination of the Wilson Nominees, directors shall be elected by a plurality of the votes cast, assuming a quorum is present, since the number of nominees up for election exceeds the number of directors to be elected as of the Record Date. This means the three nominees who receive the highest number of votes cast “FOR” their election will be elected to the Board. With respect to the election of directors, “WITHHOLD” votes will be counted for purposes of determining if there is a quorum at the Annual Meeting for this proposal. Broker non-votes will have no effect on the outcome of the vote on the election of directors.

Proposal 2: Declassification Proposal — The Declassification Proposal will be approved if the number of votes cast “FOR” this proposal exceeds the number of votes cast “AGAINST” this proposal. Abstentions and broker non-votes will have no effect on the outcome of Proposal 2. As Proposal 2 is non-binding, it does not require the Board or the Company to take any action, even if approved by the requisite number of shareholder votes.

Proposal 3: Ratification of Selection of Independent Registered Public Accounting Firm — As stated in the Company’s proxy statement, this proposal will be approved if the number of votes cast “FOR” this proposal exceeds the number of votes cast “AGAINST” this proposal. Abstentions and broker non-votes will have no effect on the outcome of Proposal 3.

Proposal 4: Advisory Vote on Executive Compensation — As stated in the Company’s proxy statement, this proposal will be approved if the number of votes cast “FOR” this proposal exceeds the number of votes cast “AGAINST” this proposal. Abstentions and broker non-votes will not affect the outcome of Proposal 4.

Proposal 5: Approval of an Amendment to the 2023 Plan — As stated in the Company’s proxy statement, this proposal will be approved if the number of votes cast “FOR” this proposal exceeds the number of votes cast “AGAINST” this proposal. Abstentions and broker non-votes will not affect the outcome of Proposal 5.

None of the applicable Delaware law, the Company’s Restated Certificate of Incorporation, nor the Bylaws provides for appraisal or other similar rights for dissenting shareholders in connection with any of the proposals set forth in this Proxy Statement. Accordingly, you will have no right to dissent and obtain payment for your shares in connection with such proposals.

Any proxy may be revoked by you at any time prior to the time it is exercised at the Annual Meeting by delivering a notice of revocation bearing a later date, by delivering a duly-executed proxy bearing a later date or by attending and voting virtually at the Annual Meeting (but attendance at the Annual Meeting will not by itself constitute revocation of a prior delivered proxy). The revocation may be delivered either to the Wilson Group, at c/o Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022 or to the Company Secretary at 1818 Cornwall Avenue, Vancouver, British Columbia, Canada, V6J 1C7 or any other address provided by the Company.

ALTHOUGH YOU MAY VOTE MORE THAN ONCE, ONLY YOUR LATEST-DATED, VALIDLY EXECUTED PROXY WILL BE COUNTED AT THE ANNUAL MEETING.

SINCE THE COMPANY HAD YET TO DEFINITIVELY CONFIRM OR OTHERWISE COMMUNICATE THE NAMES AND IDENTITIES OF THE INDIVIDUALS THAT THE COMPANY WOULD NOMINATE FOR ELECTION AT THE ANNUAL MEETING WHEN THE PARTICIPANTS FILED THE ORIGINAL PROXY STATEMENT, AND THE PREVIOUS GOLD UNIVERSAL PROXY CARD, WITH THE SEC ON APRIL 10, 2026, ANY VOTE “FOR” SHANE GRANT ON THE PREVIOUS GOLD UNIVERSAL PROXY CARD MAY BE DEEMED INVALID.

If you have already sent a proxy card to the Company, then you can revoke that proxy card by (i) voting via the Internet or by telephone, by following the instructions on the GOLD Universal Proxy Card, (ii) completing, signing, dating and returning the GOLD Universal Proxy Card in the postage-paid envelope provided or (iii) voting virtually at the Annual Meeting.

SOLICITATION OF PROXIES; EXPENSES

The solicitation of proxies under this Proxy Statement will be made by the Participants.

Mr. Wilson provided the required notice to the Company pursuant to the universal proxy rules, including Rule 14a-19(b) under the Exchange Act, and intends to solicit proxies from the holders of shares representing at least 67% of the voting power of shares entitled to vote on the election of directors in support of the Wilson Nominees’ election in accordance with applicable law and intends to comply with applicable requirements of the Exchange Act.

The Participants will solicit proxies from individuals, brokers, banks and other nominees. Proxies may be solicited by mail, telephone, Internet, in person and by advertisements. Brokerage houses, banks and other custodians and fiduciaries will be requested to forward all solicitation materials to the customers for whom they hold shares, and the Participants will reimburse them for their reasonable out-of-pocket expenses. Solicitations may be made by each of the Participants and certain of its directors, officers and employees, none of whom will receive additional compensation for such solicitation. No general class of employee of any Participant will be employed to solicit shareholders in connection with the Annual Meeting. However, in the course of their regular duties, directors, officers and employees of the Participants may be asked to perform clerical or ministerial tasks in furtherance of the solicitation. The Wilson Nominees may solicit proxies but will not receive compensation for any such solicitation or for acting as nominees.

In connection with the engagement of Innisfree by the Wilson Group as a proxy solicitor, the Participants anticipate that certain employees of Innisfree may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are shareholders of the Company for the purpose of assisting in the solicitation of proxies for the Annual Meeting. It is anticipated that Innisfree will employ approximately 40 persons to solicit shareholders in connection with the Annual Meeting. The Wilson Group expects to pay Innisfree up to $1.5 million for its services in connection with the solicitation of proxies for the Annual Meeting.

The Participants currently estimate that they will spend a total of approximately $7 million for, in furtherance of, or in connection with the solicitation of proxies, including fees for attorneys, accountants, public relations or financial advisers, solicitors, advertising, printing, transportation, litigation and other costs incidental to the solicitation. As of the date of this Proxy Statement, the Participants estimate that their total expenditures to date for, in furtherance of, or in connection with the solicitation of proxies is approximately $4.8 million. The entire expense of soliciting proxies for the Annual Meeting is being borne by Mr. Wilson. To the extent legally permissible, if the Participants are successful in their proxy solicitation, then the Participants may seek reimbursement from the Company for the expenses they incur in connection with the solicitation. The Board, which may be reconstituted if the Wilson Nominees are elected, would be required to evaluate the requested reimbursement consistent with their fiduciary duties to the Company and its shareholders. The Participants do not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

Under the applicable SEC regulations, each member of the Wilson Group and each Wilson Nominee is a Participant in the solicitation of proxies from the Company’s shareholders to vote in favor of the election of the Wilson Nominees to the Board and the approval of the Declassification Proposal.

Additional information regarding the purchases and sales of securities of the Company during the past two years by the Participants is set forth on Schedule I to this Proxy Statement and is incorporated into this Proxy Statement by reference.

The principal occupation of Mr. Wilson is serving as a Founder and Chief Strategy Officer of House of Wilson. The principal business of Anamered is operating as an investment holding company. The principal business of LIPO is operating as an investment holding company. The principal business of Wilson 5 is operating as a private foundation and registered Canadian charity. The principal business of Wilson 5 Trustee is serving as the corporate trustee for Wilson 5 Foundation. The principal business of Five Boys is operating as an investment holding company. The principal occupation of Mrs. Wilson is serving as a Founder and Chief Innovation Officer of House of Wilson. The principal business of Low Tide is operating as a real estate investment, development and management company. The principal business of House of Wilson is operating as a private family office. The principal occupation of Ms. Gentile is serving as the Co-CEO and Co-Founder of Storied Sports LLC. The principal occupation of Mr. Hirshberg is serving as an Advisor/Consultant to C Suite and Founders at Up.Partners Management Company, LLC, Beta Technologies, Inc., Skydio, Inc. and Metropolis Technologies, Inc. The most recent principal occupation of Mr. Maurer was serving as an Advisor at On.

The business address of each member of the Wilson Group is 21 Water Street, Suite 600, Vancouver, British Columbia, Canada V6B 1A1. Ms. Gentile’s business address is 23 Arnold Street, Old Greenwich, Connecticut 06870, USA. Mr. Hirshberg’s business address is 528 24th Street, Santa Monica, California 90402, USA. Mr. Maurer’s business address is Larchenstrasse 2, 8125 Zollikerberg, Switzerland.

Each of Anamered, LIPO, Wilson 5 Trustee and Low Tide is organized as a British Columbia corporation. Wilson 5 is organized as a trust governed by the laws of British Columbia and a Canadian registered charity. Five Boys is organized as a British Columbia unlimited liability company. House of Wilson is organized as a Canadian federal corporation. Each of Mr. Wilson and Mrs. Wilson is a citizen of Canada. Each of Ms. Gentile and Mr. Hirshberg is a citizen of the United States of America. Mr. Maurer is a citizen of Switzerland.

As of the date of this Proxy Statement, Mr. Wilson beneficially owns an aggregate of 9,904,856 shares of Common Stock, which consists of (i) 3,852 shares of Common Stock that Mr. Wilson holds directly; (ii) 4,755,217 Exchangeable and Special Voting Shares, on a fully-converted basis, that Anamered holds directly; (iii) 3,401,596 shares of Common Stock that LIPO holds directly; (iv) 829,325 shares of Common Stock that Wilson 5 holds directly; (v) 91,760 Exchangeable and Special Voting Shares, on a fully-converted basis, that Five Boys holds directly; (vi) 268,984 Exchangeable and Special Voting Shares, on a fully-converted basis, that Mrs. Wilson holds directly; and (vii) 554,122 shares of Common Stock that Low Tide holds directly. Mrs. Wilson beneficially owns an aggregate of 1,098,309 shares of Common Stock, which consists of (i) 268,984 Exchangeable and Special Voting Shares, on a fully-converted basis, that Mrs. Wilson holds directly; and (ii) 829,325 shares of Common Stock that Wilson 5 holds directly. Wilson 5 Trustee beneficially owns the 829,325 shares of Common Stock that Wilson 5 holds directly. Anamered beneficially owns 4,755,217 shares of Common Stock, all of which consists of Exchangeable and Special Voting Shares, on a fully-converted basis, that Anamered holds directly. LIPO beneficially owns 3,401,596 shares of Common Stock that it holds directly, none of which consists of Exchangeable and Special Voting Shares, on a fully-converted basis. Wilson 5 beneficially owns 829,325 shares of Common Stock that it holds directly, none of which consists of Exchangeable and Special Voting Shares, on a fully-converted basis. Five Boys beneficially owns 91,760 shares of Common Stock, all of which consists of Exchangeable and Special Voting Shares, on a fully-converted basis, that Five Boys holds directly. Low Tide beneficially owns 554,122 shares of Common Stock that it holds directly, none of which consists of Exchangeable and Special Voting Shares, on a fully-converted basis. None of House of Wilson, Ms. Gentile, Mr. Hirshberg or Mr. Maurer beneficially owns any shares of Common Stock or Exchangeable and Special Voting Shares or has entered into any transactions in securities of the Company during the past two years.

Unless otherwise disclosed in this Proxy Statement, Mr. Wilson’s (and, to the extent applicable, the other Participants’) beneficial ownership is inclusive of any compensation previously paid by the Company in connection with Mr. Wilson’s prior employment/service at the Company. Other than any securities paid to Mr. Wilson in connection with his previous employment/service at the Company, each of the shares of Common Stock and Exchangeable and Special Voting Shares beneficially owned by the Participants was acquired as a result of Mr. Wilson’s role as the Founder of the Company in connection with the Company’s initial public offering in 2007.

Each Participant may be deemed to be a member of a “group” with the other Participants for the purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed to beneficially own the 9,904,856 shares of Common Stock (of which 5,115,961 are Exchangeable and Special Voting Shares, on a fully-converted basis) owned in the aggregate by all of the Participants. Each Participant disclaims beneficial ownership of the shares of Common Stock (and Exchangeable and Special Voting Shares) that he, she or it does not directly own, except to the extent of his, her or its pecuniary interest therein.

On August 7, 2025, Anamered, as borrower, entered into a private banking loan agreement (the “Private Loan Facility”) with the Royal Bank of Canada (“RBC”) pursuant to which Anamered may borrow up to CAD $315 million from a revolving demand facility. Borrowings under the Private Loan Facility are secured by, among other things, a security interest in 1,500,000 Exchangeable and Special Voting Shares as well as any other Company shares that Anamered may, subject to conditions under the Private Loan Facility, place in a designated pledged account from time to time. Anamered’s borrowings under the Private Loan Facility are immediately repayable upon demand for any reason by RBC. Upon the occurrence of certain events that are customary for this type of loan, RBC may exercise its rights to require Anamered to post additional collateral, or foreclose on, and dispose of, the Exchangeable and Special Voting Shares held as collateral. Other than upon the occurrence, if any, of certain customary types of default, Anamered retains the right to dispose of all of the Exchangeable Shares and vote all of the Special Voting Stock that it has pledged as collateral, or that it may hold in a margin account from time to time, in each case in connection with the Private Loan Facility. In connection with entering into the Private Loan Facility, a security interest granted by LIPO on December 19, 2022 with respect to shares of the Company held in a designated account was terminated.

On January 21, 2025, Low Tide entered into the Master Terms and Conditions for Prepaid Variable Share Forward Transactions between Citibank, N.A. (“Citibank”), and Low Tide (the “Master Confirmation”), enabling the execution by Low Tide of prepaid variable share forward transactions with Citibank, with respect to shares of Common Stock owned by Low Tide, subject to the execution of supplemental confirmations and related pricing notices for each forward transaction, pursuant to the terms of the Master Confirmation. On January 21, 2025 (the “Trade Date”), Low Tide and Citibank entered into two transactions (each, a “Transaction” and together, the “Transactions”), under the Master Confirmation, pursuant to which Low Tide agreed to sell to Citibank an aggregate of 328,292 shares of Common Stock. Subject to certain conditions, Low Tide can elect to instead settle the Transactions by cash payment, pursuant to the Master Confirmation, and thereby retain full ownership of the shares of Common Stock pledged in connection therewith. Under the terms of the Master Confirmation, Low Tide may, at its election, subject to certain terms and conditions, receive prepayments from Citibank with respect to some or all portions of each Transaction, equal to the present value as of the relevant funding date of the payment of the respective Floor Price (as defined below) at maturity of such Transaction.

Each Transaction has one component (the “Component”). For each Transaction, Low Tide is obligated to deliver to Citibank on the settlement date (the “Settlement Date”) that is approximately 18 months after the Trade Date, 164,146 shares of Common Stock (the “Number of Shares”) or, subject to certain conditions, an equivalent amount of cash. For each Transaction, if prepayment with respect to the Component has been paid to Low Tide by Citibank, Citibank will pay to Low Tide an amount equal to the Number of Shares for the Component multiplied by (i) if the per-share volume weighted average price of the Shares on the related valuation date (the “Settlement Price”) is less than or equal to a floor price that will be determined following a hedging period (the “Floor Price”), zero; (ii) if the Settlement Price is between the Floor Price and a cap price that will be determined following a hedging period (the “Cap Price”), the Settlement Price minus the Floor Price; and (iii) if the Settlement Price is greater than the Cap Price, the Cap Price minus the Floor Price.

For each Transaction, if prepayment with respect to the Component has not been paid to Low Tide by Citibank, Citibank will pay to Low Tide an amount equal to the Number of Shares for the Component multiplied by (i) if the Settlement Price is less than or equal to the Floor Price, the Floor Price; (ii) if the Settlement Price is between the Floor Price and the Cap Price, the Settlement Price; and (iii) if the Settlement Price is greater than the Cap Price, the Cap Price. In connection with each Transaction, Low Tide will pledge the Number of Shares to Citibank pursuant to the Master Confirmation to secure its obligations under each Transaction. Low Tide retains economic rights and voting rights to such shares of Common Stock while they are subject to the pledge (so long as no event of default or similar event occurs under the Master Confirmation). The Floor Price is $336.4028 and the Cap Price is $461.6194. The Maturity Dates are July 2, 2026 and July 17, 2026, respectively.

On April 25, 2024, LIPO entered into a margin loan agreement with Goldman Sachs & Co. LLC (“Goldman Sachs”) pursuant to which LIPO may borrow up to USD $200 million. Upon the occurrence of certain events that are customary for this type of loan, Goldman Sachs may exercise its rights to require LIPO to pre-pay the loan proceeds, post additional collateral, or foreclose on, and dispose of, the shares of Common Stock held as collateral. As of the date of this Proxy Statement, a total of 1,830,000 shares of Common Stock are held in one or more margin accounts subject to a standard margin loan arrangement.

On May 18, 2023, Low Tide entered into a credit line arrangement with RBC Dominion Securities Inc. in an amount equal to the greater of CAD $35 million or 40% of the shares of the Company owned by Low Tide in a specified account with RBC Dominion Securities Inc. Other than upon the occurrence, if any, of customary types of default, Low Tide retains the right to vote and dispose of the shares of Common Stock in the specified account.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past ten years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant directly or indirectly beneficially owns any securities of the Company; (iii) no Participant owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company purchased or sold during the past two years owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contracts, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant or any of his, her or its associates or immediate family members, had or will have any direct or indirect interest in any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his, her or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no Participant has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Annual Meeting; (xii) no Participant holds any positions or offices with the Company; (xiii) no

Participant has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer; (xiv) no companies or organizations, with which any of the Participants has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company; and (xv) there are no material proceedings to which any Participant or any of his, her or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. Except as described herein, no Participant nor any of his, her or its respective associates has any interest in the matters to be voted upon at the Annual Meeting, other than an interest, if any, as a shareholder of the Company.

Except as set forth in this Proxy Statement (including the Schedules hereto), (a) none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K occurred during the past ten years; (b) there are no relationships involving any Wilson Nominee or any such Wilson Nominee’s associates that would have required disclosure under Item 407(e)(4) of Regulation S-K had such Wilson Nominee been a director of the Company; and (c) none of the Wilson Nominees nor any of their associates have received any fees earned or paid in cash, stock awards, option awards, non-equity incentive plan compensation, changes in pension value or nonqualified deferred compensation earnings or any other compensation from the Company during the Company’s last completed fiscal year, or was subject to any other compensation arrangement described in Item 402 of Regulation S-K. The Wilson Group has not paid any compensation to the Wilson Nominees as a result of their nomination for election as directors of the Board by the Wilson Group at the Annual Meeting. Other than as disclosed in this Proxy Statement, there are no arrangements or understandings between the Wilson Group or any of his, her or its affiliates and the Wilson Nominees or any other person pursuant to which the nominations are to be made.

OTHER MATTERS

Other than as discussed in this Proxy Statement, the Wilson Group is unaware of any other matters to be considered at the Annual Meeting. However, should other matters, which the Wilson Group is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed GOLD Universal Proxy Card will vote on such matters in their discretion.

SHAREHOLDER PROPOSALS FOR THE 2027 ANNUAL MEETING

Shareholder Proposals for Inclusion in the Company’s Proxy Statement

We anticipate that the Company’s definitive proxy statement will state that if you are a shareholder and you wish to submit a proposal to be included in the Company’s proxy statement relating to the 2027 Annual Meeting, such proposal must comply with Rule 14a-8 of the Exchange Act and be received no later than the date we expect will be disclosed in the Company’s definitive proxy statement. Proposals should be sent to the Company Secretary, 1818 Cornwall Avenue, Vancouver, British Columbia, Canada, V6J 1C7.

Other Shareholder Proposals and Director Nominations to be Presented at the 2027 Annual Meeting

We anticipate that the Company’s definitive proxy statement will state that for other shareholder proposals or director nominations to be presented directly at the 2027 Annual Meeting, but not included in the Company’s proxy materials (as described in the preceding paragraph), the Bylaws require shareholders to comply with the advance notice provisions of the Bylaws (which includes information required under Rule 14a-19 of the Exchange Act). With respect to the 2027 Annual Meeting, the required notice must be received by the Company Secretary no later than 120 days before the anniversary of the date the Company’s definitive proxy statement relating to the Annual Meeting is released.

Accordingly, the Bylaws require such notice to be received by the Company Secretary no later than the date we expect will be disclosed in the Company’s definitive proxy statement.

In addition to satisfying the requirements under the Bylaws, to comply with the universal proxy rules under the Exchange Act, any shareholder who intends to solicit proxies in support of director nominees other than the Company’s nominees must provide written notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than the date we expect will be disclosed in the Company’s definitive proxy statement.

The information set forth above regarding the procedures for submitting shareholder proposals for consideration at the 2027 Annual Meeting is based on information that we anticipate will be contained in the Company’s definitive proxy statement and the Bylaws. The incorporation of this information in this Proxy Statement should not be construed as an admission by any of the Participants that such procedures are legal, valid or binding.

YOUR VOTE IS IMPORTANT

Your proxy is important no matter how many shares you own. Please vote “FOR” the Wilson Nominees and “FOR” the Declassification Proposal using the GOLD Universal Proxy Card. The Wilson Group urges you NOT to sign any white proxy card sent to you by the Company or any other party. There is no need to use the Company’s white proxy card or voting instruction form, regardless of how you wish to vote.

If you have already submitted a white proxy card to the Company for the Annual Meeting, then you may change your vote to a vote “FOR” the election of the Wilson Nominees by (i) voting via the Internet or by telephone, by following the instructions on the GOLD Universal Proxy Card, (ii) completing, signing, dating and returning the enclosed GOLD Universal Proxy Card, which must be dated after any white proxy card you may previously have submitted to the Company or (iii) voting virtually at the Annual Meeting. Only your latest dated proxy card will count at the Annual Meeting.

If any of your shares are held in the name of a bank, broker or other nominee, only it can vote such shares and only upon receipt of your specific instructions. Depending on your broker or custodian, you may be able to vote via the Internet. Please contact the person responsible for your account and direct him or her to vote on the GOLD Universal Proxy Card “FOR” the election of the Wilson Nominees and the Declassification Proposal.

If you hold your shares in more than one type of account or your shares are registered differently, you may receive more than one GOLD Universal Proxy Card. We encourage you to vote using each GOLD Universal Proxy Card that you receive.

NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN, WE ARE SEEKING YOUR SUPPORT. PLEASE VOTE “FOR” THE WILSON NOMINEES—MS. GENTILE, MR. HIRSHBERG AND MR. MAURER—AND “FOR” THE DECLASSIFICATION PROPOSAL VIA THE INTERNET OR BY TELEPHONE, BY FOLLOWING THE INSTRUCTIONS SET FORTH ON THE ENCLOSED GOLD UNIVERSAL PROXY CARD, OR BY COMPLETING, SIGNING, DATING AND RETURNING THE GOLD UNIVERSAL PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED AS SOON AS POSSIBLE. ONLY YOUR LATEST-DATED, VALIDLY EXECUTED PROXY COUNTS. EVEN IF YOU HAVE ALREADY RETURNED A WHITE PROXY CARD TO THE COMPANY, THEN YOU HAVE EVERY LEGAL RIGHT TO REVOKE SUCH PROXY CARD BY (I) VOTING VIA THE INTERNET OR BY TELEPHONE, BY FOLLOWING THE INSTRUCTIONS ON THE GOLD UNIVERSAL PROXY CARD, (II) COMPLETING, SIGNING, DATING AND RETURNING THE ENCLOSED GOLD UNIVERSAL PROXY CARD OR (III) VOTING AT THE ANNUAL MEETING.

PLEASE CALL IF YOU HAVE QUESTIONS.

If you have any questions or require any assistance in voting your GOLD Universal Proxy Card or need additional copies of the Wilson Group’s proxy materials, please contact:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Shareholders Call Toll Free: (877) 687-1874

Banks and Brokers Call Collect: (212) 750-5833

IT IS IMPORTANT THAT YOU VOTE PROMPTLY USING YOUR GOLD UNIVERSAL PROXY CARD. PLEASE VOTE VIA THE INTERNET OR BY TELEPHONE USING THE ENCLOSED GOLD UNIVERSAL PROXY CARD OR BY COMPLETING, SIGNING, DATING AND RETURNING YOUR ENCLOSED GOLD UNIVERSAL PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED TO AVOID UNNECESSARY EXPENSE AND DELAY.

CERTAIN ADDITIONAL INFORMATION

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING BASED ON OUR RELIANCE ON RULE 14A-5(C) UNDER THE EXCHANGE ACT. THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION AND DIRECTOR COMPENSATION, INFORMATION CONCERNING THE COMMITTEES OF THE BOARD AND OTHER INFORMATION CONCERNING THE BOARD, INFORMATION CONCERNING CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, AND HOUSEHOLDING OF PROXY MATERIALS. SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY. WE DO NOT MAKE ANY REPRESENTATION AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN THE COMPANY’S PROXY STATEMENT.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information. Although we have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, we were not involved in the preparation of such information and statements and are not in a position to verify such information and statements.

Dennis J. “Chip” Wilson

May 1, 2026

SCHEDULE I

TRANSACTIONS IN THE COMPANY’S SECURITIES DURING THE PAST TWO YEARS

Information relating to any transactions in securities of the Company by the Participants during the past two years is reflected below.

WILSON 5 FOUNDATION

Nature of the Transaction	Common Stock Purchased (Sold)	Date of Purchase/Sale
Open Market Sale	(12,146)	10/17/2025
Open Market Sale	(12,654)	10/10/2025
Open Market Sale	(4,348)	06/04/2025
Open Market Sale	(4,585)	06/03/2025
Open Market Sale	(4,630)	06/02/2025
Open Market Sale	(4,546)	05/30/2025
Open Market Sale	(4,542)	05/29/2025
Open Market Sale	(4,521)	05/29/2025
Open Market Sale	(14,352)	03/31/2025
Open Market Sale	(10,132)	03/26/2025
Open Market Sale	(8,200)	01/31/2025
Open Market Sale	(8,519)	01/30/2025

LOW TIDE PROPERTIES LTD.

Nature of the Transaction	Common Stock Purchased (Sold)	Date of Purchase/Sale
Open Market Sale	(47,468)	01/31/2025
Open Market Sale	(37,748)	01/27/2025
Open Market Sale	(25,789)	01/24/2025
Open Market Sale	(13,165)	01/23/2025

ANAMERED INVESTMENTS INC.

None.

LIPO INVESTMENTS (USA), INC.

None.

WILSON 5 FOUNDATION MANAGEMENT LTD.

None.

FIVE BOYS INVESTMENTS ULC

None.

SHANNON WILSON

None.

HOUSE OF WILSON LTD.

None.

LAURA GENTILE

None.

ERIC HIRSHBERG

None.

MARC MAURER

None.

Except as otherwise stated in this Proxy Statement, no part of the purchase price or market value of any of the securities specified in the transactions listed in this Schedule I was represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities.

SCHEDULE II

As of the date of this Proxy Statement, the Company has not yet filed its definitive proxy statement for the Annual Meeting with the SEC. Once the Company files its definitive proxy statement, we intend to revise this Proxy Statement with the SEC to include information regarding persons who beneficially own more than 5% of the Common Stock and the ownership of Common Stock by the Company’s directors and officers, which we anticipate will be disclosed in the Company’s definitive proxy statement.

PLEASE ACT TODAY! SEE REVERSE SIDE FOR THREE EASY WAYS TO VOTE. TO AUTHORIZE A PROXY TO VOTE BY MAIL PLEASE DETACH GOLD UNIVERSAL PROXY CARD HERE AND COMPLETE, SIGN, DATE AND RETURN IN THE POSTAGE–PAID ENVELOPE PROVIDED lululemon athletica inc. 2026 ANNUAL MEETING OF SHAREHOLDERS THIS GOLD UNIVERSAL PROXY CARD IS SOLICITED ON BEHALF OF DENNIS J. WILSON AND THE OTHER PARTICIPANTS IN THE SOLICITATION (THE “WILSON GROUP”) THE BOARD OF DIRECTORS OF LULULEMON ATHLETICA INC. IS NOT SOLICITING THIS PROXY The undersigned appoints Dennis J. Wilson and John James Wilson and each or any of them, as a lawful proxy for the undersigned, with full power of substitution, to represent and vote all shares of lululemon athletica inc. (the “Company” or “lululemon”) that the undersigned would be entitled to vote if personally present at the 2026 Annual Meeting of Shareholders of lululemon scheduled to be conducted via live webcast accessible at a yet to be disclosed by the Company link, on a yet to be disclosed Company date and time, and at any adjournments, postponements, continuations or rescheduling thereof (the “Annual Meeting”), and to transact such other business as properly may come before the Annual Meeting. The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named proxies, their substitutes, or any of them may lawfully take by virtue hereof. THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED ON THE OTHER SIDE BY THE UNDERSIGNED SHAREHOLDER. If no such direction on Proposal 1 or any other proposal is made, then this proxy will be voted “FOR” the Wilson Group’s nominees, “FOR” Proposal 2, “FOR” Proposal 3, “AGAINST” Proposal 4 and “AGAINST” Proposal 5. In their discretion, the proxies are each authorized to vote upon any other matters that may properly come before the Annual Meeting that are unknown to the Wilson Group a reasonable time before this solicitation to the extent authorized by Rule 14a-4(c)(3) under the Securities Exchange Act of 1934. YOUR VOTE IS VERY IMPORTANT – PLEASE SUBMIT YOUR PROXY TODAY. (continued and to be signed on the reverse side) GOLD PROXY CARD

YOUR VOTE IS IMPORTANT Please take a moment now to vote your lululemon shares at the upcoming Annual Meeting. YOU CAN ACT TODAY USING ANY OF THE FOLLOWING METHODS: Submit your proxy by Internet: Please locate the Control Number printed below on your GOLD Universal Proxy Card and access www.proxyvotenow.com/how. Then, simply follow the easy instructions on the voting site. Submit your proxy by Telephone: Please locate the Control Number printed below on your GOLD Universal Proxy Card and call toll-free in the U.S. or Canada at 575-215-3325 on a touch-tone telephone (if outside the U.S. or Canada, call 855-457-4811). Then, simply follow the easy voice prompts. You will be required to provide the unique Control Number printed below. CONTROL NUMBER: You may vote by Internet or telephone 24 hours a day, 7 days a week. Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you had signed, dated and returned a proxy card. Submit your proxy by Mail: If you do not have access to a touch-tone telephone or to the Internet, please complete, sign, date and return the GOLD Universal Proxy Card in the enclosed postage-paid envelope to: The Wilson Group c/o Innisfree M&A Incorporated, 20 Oser Avenue, Suite 100, Hauppauge, NY 11788. TO AUTHORIZE A PROXY TO VOTE BY MAIL PLEASE DETACH GOLD UNIVERSAL PROXY CARD HERE AND COMPLETE, SIGN, DATE AND RETURN IN THE POSTAGE–PAID ENVELOPE X Please mark your vote as indicated in this example The Wilson Group recommends you vote “FOR” ONLY the 3 Wilson Group nominees set forth below. Election of 3 director nominees to the Board, each to serve as a Class I director on the Board for a three-year term expiring at the 2029 Annual Meeting of Shareholders, and until his or her respective successor is duly elected and qualified, or until earlier resignation or removal. You may mark “FOR” with respect to up to only 3 nominees in total. If you vote “FOR” with respect to fewer than 3 nominees, then your shares will be voted “FOR” only with respect to those nominees you have so marked. If you vote “FOR” with respect to more than 3 nominees, then your vote on Proposal 1 regarding the election of directors will be invalid and will not be counted. If you sign and return your proxy card and do not specify how you want your shares to be voted, then your shares will be voted “FOR” each of the Wilson Group nominees only. The Wilson Group nominees: Company nominees OPPOSED by the Wilson Group: 1a. Laura Gentile 1d. Charles (Chip) Bergh 1b. Eric Hirshberg 1e. Esi Eggleston Bracey 1c. Marc Maurer 1f. Teri List FOR WITHHOLD The Wilson Group recommends you vote “FOR” the following: 2. The Wilson Group’s non-binding, advisory shareholder proposal requesting that the Board take all necessary steps to declassify the Board. The Wilson Group makes no recommendation with respect to the following: 3. lululemon’s proposal to ratify the selection of PricewaterhouseCoopers LLP as lululemon’s independent registered accounting firm for the fiscal year ending January 31, 2027. 4. lululemon’s non-binding, advisory proposal to approve the compensation of lululemon’s named executive officers. 5. lululemon’s proposal to approve an amendment to lululemon’s 2023 Equity Incentive Plan to increase the share reserve. Dated: , 2026 Signature Signature (if held jointly) Title(s) Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. X Please mark your vote as indicated in this example FOR WITHHOLD FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN FOR WITHHOLD 6 TO AUTHORIZE A PROXY TO VOTE BY MAIL PLEASE DETACH GOLD UNIVERSAL PROXY CARD HERE AND COMPLETE, SIGN, DATE AND RETURN IN THE POSTAGE–PAID ENVELOPE PROVIDED FOR AGAINST ABSTAIN